02034552

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BWT AG

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5221 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: DW
DATE : 6/6/02



ANNUAL REPORT 2001

BWT
BEST WATER TECHNOLOGY

Austrian commercial Code						
1998	1997	1996	1995	1994	1993	1992
229.1	190.5	168.9	179.6	154.1	141.8	123.6
20.2	13.9	9.8	11.7	8.9	13.7	11.1
18.6	15.8	16.8	13.9	7.3	11.4	8.2
14.4	12.8	12.2	9.6	4.4	8.6	1.8
20.9	19.7	18.0	16.2	14.6	13.6	8.2
16,500	16,500	16,500	16,500	16,500	15,000	15,000
0.87	0.78	0.74	0.58	0.27	0.57	0.12
0.203	0.203	0.196	0.196	0.182	0.182	0.182
11.3	6.3	7.3	6.5	7.8	7.8	3.4
84.7	74.2	62.9	53.6	47.2	28.4	24.2
1,654	1,457	1,358	1,335	1,234	1,149	946

Share

WP.-Nr.	073770
Reuters Code	BWTV.VI
Bloomberg	BWT AV
Telecourse	3.AT073770
Shareholder Structure:	
BWT private foundation	18.9%
YSRO B.V.	31.6%
Free float:	49.5%

Market makers in Vienna:
- Bank Austria AG
- Erste Bank der österr. Sparkassen AG (Specialist)
- Oberbank AG
- Raiffeisen Centrobank AG

Dates

First quarter results	17 May 2002
General meeting	29 May 2002
Ex-dividend day	05 June 2002
Dividend payment day	10 June 2002
First half year result 2002	16 August 2002
Third quarter result 2002	15 November 2002


01-2001
02-2001
03-2001
04-2001
05-2001
06-2001
07-2001
08-2001
09-2001
10-2001
11-2001
12-2001
01-2002
02-2002
03-2002
04-2002

Share price statistics *)		2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Issue price	€	-	-	-	-	-	-	-	-	-	7.45
Year high	€	42.50	40.60	19.35	19.84	17.22	10.57	12.28	13.44	10.54	7.47
Year low	€	21.90	13.04	12.93	13.15	9.05	7.63	6.90	10.52	4.99	5.01
Closing price	€	24.50	35.35	13.35	18.89	14.24	8.13	7.52	12.17	10.53	5.01
PER (at closing price)	€	27	38	24	22	18	11	13	45	19	42
Market value in € million		437	583	220	312	235	134	124	201	158	75

*) years prior to 2000 have been adjusted for the 1:10 share split in July 2000

		IAS	IAS	IAS
		2001	2000	1999
Consolidated turnover	€ million	419.5	399.0	245.3
Earnings from operating activities (EBIT)	€ million	26.1	25.2	18.7
Earnings before taxes	€ million	21.4	22.2	14.8
Group earnings/profit for the year	€ million	15.2	15.4	9.3
Cash flow from result	€ million	28.8	25.4	17.2
Number of shares *)	in 1000's	17,833.5	16,500	16,500
Earnings per share	€	0.90	0.93	0.56
Dividend and bonus per share	€	0.220	0.220	0.211
Investments in intangible and tangible assets	Mio. €	14.9	16.7	12.3
Equity	Mio. €	111.2	97.9	85.3
Employees	persons	2,511	2,510	1,839

*) Years prior to 2000 adjusted for the 1:10 share split in July 2000

Balance sheet summary

	2001		2000	
	€ million	%	€ million	%
Assets	141.7	37.1	142.0	41.1
Inventories	57.1	15.0	44.2	12.8
Receivables, deferred items	163.4	42.8	134.3	38.9
Cash and equivalent	19.5	5.1	25.0	7.2
BALANCE SHEET TOTAL	**381.8**	**100.0**	**345.5**	**100.0**
Equity, reserves	111.2	29.1	97.9	28.3
Shares owned by third parties	1.1	0.3	15.5	4.5
Provisions, deferred items	62.3	16.3	56.2	16.3
Liabilities and accruals	207.2	54.3	175.9	50.9

Contents

With our compliments

Dear Shareholder,
Dear Business Partner,

The BWT Executive Board is pleased to present the detailed report on the business year 2001.

As you will see, BWT was able to increase turnover and EBIT during 2001, despite the worldwide signs of recession. We have sought to present trasparently the developments, achievements and the potential of our group.

We welcome your suggestions and criticism as we constantly strive to improve the information flow to our investors.

The annual report and the quarterly reports to shareholders are also available on our homepage www.bwt.at.

Yours sincerely,

Andreas Weißenbacher Chairman of the Executive Board	Gerhard Speigner Finance Director	Massimo Grassi Executive Board	K.M. Millauer Executive Board

A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43/6232/5011-0, Fax +43/6232/4058
E-Mail: investor.relations@bwt.at
Internet: www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

BWT Summary Statistics

		IAS 2001	IAS 2000
Consolidated turnover	€ million	419.5	399.0
Earnings from operating activities (EBIT)	€ million	26.1	25.2
Earnings before taxes	€ million	21.4	22.2
Group earnings/profit for the year	€ million	15.2	15.4
Cash flow from result	€ million	28.8	25.4
Number of shares *)	in 1000's	17,833.5	16,500
Earnings per share	€	0.90	0.93
Dividend and bonus per share	€	0.220	0.22
Investments in intangible and tangible assets	€ million	14.9	16.7
Equity	€ million	111.2	97.9
Employees	persons	2,511	2,510

BWT Value Strategy

Vision
BWT – a leading international water technology group

Strategy
Growth through innovation

Growth through geographical expansion

Growth in existing markets with existing products

Financing
Long-term from own cash flow

Motto

The goal:	**Best**	Achievement and success
The task:	**Water**	From source back to earth
The solution:	**Technology**	Optimisation of economy and ecology



WATER TECHNOLOGIES FOR A BETTER LIFE

BWT

BEST WATER TECHNOLOGY



Aqua Service GesmbH
A-5310 Mondsee

Neher Bad & Wellness Systems GmbH
A-9523 Landskron

Cillit Wassertechnik Vw. GmbH
D-69191 Schriesheim

Cillichemie Italiana S.R.L.
I-20129 Milano

Cillit S.A.
E-08940 Cornella de Liobregat

BWT & Christ Hungária Kft
H-2040 Budaörs

BWT Polska sp. z o.o.
PL-01-304 Warszawa

BWT Ceská republika s.r.o.
CZ-25101 Praha

BWT USA Inc.
CA-92009 Vista/California

Nomura Micro Science Co.Ltd.
J-Okada (5%)

BWT France S.A.
F-93206 St. Denis

CPED S.A.
F-Paris (85%)

BWT ALTEK
TR-81020 Istanbul (60%)

ADDUXI
F-01100 Bellignat (33%)

BWT Vermögensverw. GmbH
D-69191 Schriesheim

Group Structure

BWT Aktiengesellschaft
A-5310 Mondsee
€17,833,500

- BWT Grundstücksverw. GmbH, D-69191 Schriesheim
  - BWT Wassertechnik GmbH, D-69191 Schriesheim
    - BWT Belgium nv/sa, B-1930 Zaventem
    - FuMA Tech GmbH, D-66386 St. Ingbert
    - Lösch Filter GmbH, D-56746 Kempenich
- Christ Water Technology AG, A-5310 Mondsee
  - Aqua Engineering GmbH, A-5310 Mondsee
  - Hinke Tankbau GmbH, A-4870 Vöcklamarkt
    - Hinke Kft, H-7090 Tamási
  - Christ Kennicott Water Systems Ltd., UK-Wolverhampton
  - GOEMA AG, D-71665 Vaihingen
  - Staible Holding, D-86438 Kissing/Augsburg (75%)
    - Van der Molen GmbH, D-86438 Kissing/Augsburg
    - Van der Molen International B.V., NL-Wormeveer
    - Van der Molen do Brasil LTDA, Rio de Janeiro
    - Van der Molen Asia Pte. Ltd., Singapore
    - Van der Molen South Africa Ltd., Johannesburg
- Christ AG, CH-4147 Aesch (99,2%)
  - Christ GmbH, D-70499 Stuttgart
  - Tepro Project-Engineering GesmbH, A-8501 Lieboch
  - Christ France S.A., F-95806 Cergy-Portoise Cedex
  - Christ Holland BV, NL-2382 Zoeterwoude
  - Christ Nordic AB, Malmö, Schweden (84%)
  - Christ Water Singapore Pte. Ltd. Singapore
  - Christ Water USA Inc. Vancouver W.A.
  - Christ Uangijh Servicecenter Taiwan (49%)
  - Christ Water Technology Ltd Shanghai (75%)

Shareholder Structure:	
YSRO BV	31,6%
BWT Trust	18,9%
Free Float	49,5%



Introduction by the Chairman of the Executive Board

Dear Shareholders,
Dear Business Partners,

In 2001, BWT - the Best Water Technology Group of Companies - Europe's market leader in water technology matters - was able to prepare the ground for a dynamic internationalisation of the three business divisions AET - Aqua Ecolife Technologies, AST - Aqua systems Technologies and FCMT - Fuel Cell Membrane Technologies for the coming years.

BWT was able to increase turnover from organic growth by 5.1% to €419.5 million despite world-wide signs of recession. EBIT rose by 3.8% to €26.1 million, earnings after minorities decreased by 1.3% to €15.2 million. The earnings development was strongly affected by one-off costs amounting to more than €6 million for the restructuring of the business divisions following the successful takeover bid on the Swiss stock exchange for the 49% of shares in Christ AG which we did not already own. Two locations in Germany were closed, the activities in the United Kingdom were newly structured and the Swiss Swimming Pool Technology was incorporated into the business division AET - Aqua Ecolife Technologies. The rapid realisation of these measures was important for our short term earnings optimisation and the best possible benefit from international growth opportunities.

Following the restructuring of the business division AST - Aqua Systems Technologies - Christ Water Technology AG will function as the umbrella organisation for all industrial and municipal water activities within the BWT Group.
In the business division AET - Aqua Ecolife Technologies - we worked on optimising production costs and the development of modern, ecology orientated products which take account of our priorities of safety, hygiene and wellness.
The business division FCMT - Fuel Cell Membrane Technologies - continued to be a business requiring net investments during 2001. Though turnover tripled to €1.3 million, the business result, at - € 2.5 million, was negative. We were able to consolidate and expand our important strategic partnerships thanks to the excellent performance of the fluoridised as well as the non-fluoridised FuMA-Tech Proton Exchange Membranes - at the heart of the fuel cell, the energy converter of the 3rd millennium.

In keeping with our vision of a leading international water technology group, we have continued to invest strongly in basic technologies, product and process optimisation in 2001. Research and development investments rose by 10.5% to €11.3 million. Growth through innovation, along with growth through geographical expansion and growth in existing markets, is the most important pillar of the BWT growth strategy.

The most fascinating molecule on earth - H_2O - our life-giving tonic and means of production, water, is the object of and the motivation behind our daily striving. Our name "Best Water Technology" finds its expression in unique developments for the world-wide water market and the modern resource efficient energy market:

AQA total - world-wide the first alternative limescale protection technology not using salt which is recognised by international standards institutes, the FuMA-Tech High Performance Membrane - the heart of the fuel cell. Septron - the first ion exchange plant for the production of ultra-pure water which can be sanitised using hot water and can be regenerated electrically. BWT views the future in a very positive light thanks to these and many other revolutionary technologies as well as with the awareness of having a motivated, capable team.

The worldwide increase in water consumption – supported by growth in the world population – the limited availability of water as a life essential and means of production, the modern industrial demands on ultra-pure water quality and the desire of broad sections of the population for an environmental policy with is guided by the principle of sustainability, mean that our communal resource water and the fuel cell membrane technology are now the economically most interesting and ecologically most important growth markets of the future.

To use the opportunities in this global market to the greatest possible extent, and at the same time to minimise the risks involved, and to make BWT into an internationally leading water technology group, are at the same time a task and a challenge for BWT's team which work with courage and consistency. May I sincerely thank all these highly motivated BWT employees for their great commitment, their loyalty and their enthusiasm to learn and develop. I am very proud of this team and look forward to a successful year 2002.

Together with our market partners, our employees and our shareholders, we will apply our vision, consistency and concentration to our strengths in order to expand BWT into an internationally leading water technology group. Our shareholders should not only participate in the increasing value of our assets but also in our earnings. Therefore, the management board will propose to distribute a dividend of €0.22 per share out of earnings per share of €0.90. This means that total earnings distribution will amount to €3,703,342.50, equal to 24.4% of group profit.

Dear shareholders, we would like to express our gratitude for the trust you have already shown in us and will be pleased if you will thus continue to support the foundations of our business.

The conditions for a great future in the world's most exciting growth market at BWT – Best Water Technology – are unique.

I and our entire team promise you to apply our combined strengths to use this opportunity to the best of our ability and for a sustainable increase in value in keeping with the BWT-Value-Strategy.

Your



Drinking Water | Swimming Pool Water | Ultra-Pure Water | Process Water | W

Europe´s leading
Water Technology Group



te Water | High Performance Membranes

BWT
BEST WATER TECHNOLOGY

The Supervisory Board

The Executive Board

Supervisory Board

Mag. Dr. Leopold Bednar, Vienna
Chairman

Dr. Wolfgang Hochsteger, Hallein
Deputy Chairman

Dipl. Vwt. Ekkehard Reicher, Oberalm

Gerda Egger, Golling

Klaus Reinhard Kastner, Gmunden (from 23.5.2001)

Dr. Reinhard Salhofer, Hallein (up to 23.5.2001)

Executive Board



Andreas Weißenbacher
Chairman of the Executive Board
since 1990
Responsible for Strategy, R&D, IR, PR
and for Fuel Cell Membrane
Technologies



Gerhard Speigner
Member of the Executive Board
since 1996
Responsible for Finances



Massimo Grassi
Member of the Executive Board since
1.9.2000
Responsible for the business division
Aqua Ecolife Technologies



Karl Michael Millauer
Member of the Executive Board
since 8.1.2000
Responsible for the business division
Aqua Systems Technologies


BWT

AQA TOTAL
These unique ecological limescale
and corrosion protection appliances
guarantee safe protection from limescale
and rust in domestic water installations



Our name "Best Water Technology" finds its expression in unique developments for the world-wide resource-efficient water market.

Andreas Weißenbacher
Chairman of the
Executive Board







The Company

The Best Water Technology Group of Companies was founded in 1990 through a management buy-out of the Benckiser Group, Ludwigshafen (Germany), and today it is the leading European water technology company with 60 subsidiaries and participation companies. BWT has pledged itself to the entire water cycle - from source back to earth – and accordingly, the business areas of drinking water, swimming pool water, process and waste water were consistently expanded.

During the year 2001, BWT continued to work on the implementation of the "BWT Global 2000 Strategy".

We work on the realisation of interesting growth potential present in all three business areas:

1. Aqua Ecolife Technologies
   BWT "Water Technologies for a better life" become essential in any ecologically aware and health-conscious household. Safety, hygiene and wellness technologies, particularly in the shape of limescale and corrosion protection devices used in drinking water treatment, hold out the promise of above-average growth in Europe.
2. Aqua Systems Technologies
   Thanks to the MDC modular design component system, BWT is increasingly becoming the "GLOBAL PARTNER" for the semiconductor, pharmaceuticals, biotechnology, food, beverages and energy industries and for municipalities in future-orientated drinking and waste water technology.
3. Fuel Cell Membrane Technology
   The dynamic industrialisation of fuel cell technology becomes a reality, thanks to the revolutionary development of the high performance FuMA-Tech proton exchange membrane on a non-fluoridised basis and the equally unique range of capabilities of FuMA-Tech membranes based on fluoride. BWT "Water technologies for a better life" not only open up a future new mega-market, but also ensure a sustainable energy and heat source for communications and mobility.

The Best Water Technology Group maintains production plants at five main sites - in Paris, France; Schriesheim, Germany; Tamasi, Hungary; Mondsee, Austria, and at Christ AG at Aesch in Switzerland. All the basic technologies for water treatment applications, disinfection technologies such as UV- and ozone plants are as much part of the product range as ion-selective membranes, electrical desalination plants, ion exchangers, membrane plants (reverse osmosis, nanofiltration, microfiltration, ultrafiltration), the new AQA total Technology - the first technology world-wide for drinking water treatment without the use of salt – and the unique FuMA-Tech High-Performance Proton Exchange Membrane – the fuel cell for the 3rd millennium. Research and development are carried out at four sites. Growth through geographic expansion is the engine for long-term dynamic corporate development. BWT subsidiaries and associates now cover all of Europe. We purchased or founded companies in North and South America and in Asia during the past few years; these will carry out sales and engineering in the local markets.

It is the goal of the BWT Group to build on its leading position in Europe by means of consistent internationalisation, in keeping with the BWT Value Strategy. The basis for this continued dynamic development in a more and more rapidly changing market are maximised profits. They are the basis for financing BWT's growth strategy in the most interesting of world markets: "WATER".

BWT Value Strategy

Vision

BWT - a leading international water technology group

Strategy

Growth through innovation

Growth through geographical expansion

Growth in existing markets with existing technologies

Financing

Long term from own cash flow

Motto

The aim:	Best	achievement and success
The task:	Water	from source back to earth
The solution:	Technology	optimisation of ecology and economy





Water – Life Source No. 1

1. Water - Blue Planet Earth

H_2O - the unique bond between two hydrogen atoms and one oxygen atom - is the most interesting and at the same time, most important molecule in the world. Life source for mankind – business life source for BWT.

It was only in the mid-19th century that a modern cartographical representation of the earth's surface was achieved. It was discovered that 71% (361 million square km^2) of the earth's surface are covered in water, while land mass only accounts for 29% (148 million km^2).
In 1860, the laying of underwater cables and the discovery of the deep sea beds began. The result of these systematic depth measurements using echo-sounders are in today's cartographic representations.
At 11,020 m, the greatest marine depth was discovered near the Philippines. Depths of more than 6,000 m are only present in 5% of the world's seas. 68% of all parts of the sea have depths of between 3,000 m and 6,000 m. If the earth's surface were perfectly flat, it would be covered in water to a depth of 2,430 m. Given the large volume available, it is easy to think that there is enough water for everyone. But when viewed more closely, it becomes obvious that only 0.6% of this enormous water mass is available without treatment as fresh, renewable drinking water from sources, lakes and rivers.
The careful preservation of water is our most important command, as "only when the well has dried do we value the water".

2. Classic Research Object – Fixed Points on the Temperature Scale

In the year 1742, the Swedish Astronomer Anders Celsius (1701-1744) created the Celsius scale: he took two temperature points which are immovable under given circumstances: the melting point of ice and the point at which water begins to boil. He called the temperature at which ice melts, 0°C and that at which water begins to boil, 100°C.
The faster molecules which gases, liquids and solids are made of, move more rapidly as the temperature increases. The slower the particles move, the lower the temperature. The theoretically achievable lowest temperature at which all movement of particles ceases has been calculated at -273.15°C. The Kelvin Scale, which was named after the British Physicist Lord Kelvin (1824-1907) has its minimum at this point.



3. The "Element Water" determines warm ages and ice ages.

Alpine glaciers store huge amounts of water.
Glaciers and glacier melting water have shaped the alpine landscape and the landscape around the Alps. The decrease of glacier masses which has been observed for years, indicates a climate change such as we know it from the earth's history. During the Ice Age, Continental glaciers abstracted so much water from the oceans that the global water table decreased by 120 metres compared with today's level. These days, almost 70% of the earth's fresh water reserves are bound up in snow and ice. If these were to melt, the global water table would rise by 66 metres.

What consequences would melting of the North Pole have? Following modern scientific discoveries, we know that the North Pole is not situated on top of dry land but floats in the sea. During the freezing process, its volume increased by approximately 10%. The body of ice which floats in water displaces the water mass which is equivalent to its volume. Were the North Pole to melt, then the water would need the same volume as the floating iceberg. Thus, the water table would remain the same if the North Pole were to melt. But our climate would become very erratic.

4. Living Creatures and Water

All living creatures are dependent on the availability of water. Animal cells and plant cells are largely made up of water. All nutrients must be dissolved in water in order that they can be made available for the places in which they are needed in the body.

Trees are capable of sucking up water into their crowns, using strong negative pressure: by evaporating water above the surface of the pores of leaves they create suction, and so water threads are forced upwards in the tree's vessels towards the leaves. At a height of 2000 m, fir trees have been shown to create negative pressure of more than 40 bar. In comparison, a normal car tyre is inflated at a pressure of 2 bar. It is impressive that the water carrying vessels are capable of withstanding these extreme pressures.

Ocean creatures are able to live on sea water. Their body salt content, at 3.5%, is equal to that of the sea. This means they are isotonic; the volumes of water which go into and out of their bodies are equal.

Land creatures find this more difficult. They have to replace water lost through evaporation or excretion by drinking or eating food. For example, in temperate climates, humans need around 2.5 litres of water a day; in deserts they need up to 10 litres. Desert animals exhibit considerable tolerances towards water loss. The camel is capable of losing 25% of its body weight in water. It carries reserves in the fat of its humps. As the fat is metabolised, water is generated as a by-product.

5. Use of Water by Mankind

Water was the basis for the development of cultures, cities and industrial centres. Particularly in areas in which water availability fluctuated strongly over the course of the year, it made sense to create reservoirs to ensure a regular supply of drinking and household water. For example, in 3200 BC, the inhabitants of Memphis in Egypt built a dam retaining water. It measured 15 metres in height and was 450 metres long.

In ancient times, an unbelievable variety of irrigation methods was used, even the nightly formation of dew was utilised. Specially constructed wells were used to exploit the temperature differences between day and night in order to collect water. Steam was condensed in a huge cupola which had an opening at the top, thus allowing air to circulate. Thus the mountain stronghold of Masada near the Dead Sea was able to generate an annual 6,000-12,000 cubic metres of water. This was essential for the self-sufficiency of the inhabitants in times of siege.

The Romans knew almost all of the modern uses of water and the availability of a fresh water source was considered one of life's essential. For example, there were more than ten long-distance Roman aquaeducts bringing a total of 400,000 cubic metres of water from the mountains into Rome. Used bathwater from the spas was recycled for flushing public toilets. The "cloaca maxima", the then main sewerage canal, is in parts still used today.



Water – Life Tonic No. 1

Drinking water treatment devices have existed since ancient times. One example of them is the "Tholon" in the spa town of Epidauros on the Peloponnes river (250 BC). Inside this building, water was routed towards the centre along concentric circular walls built of volcanic limestone; it was also cooled during its journey. Thus filtered, the water could be siphoned off at the centre of the building. The siphoning off process had the effect of lowering the water table, so that more water was drawn towards the centre. The decline of the Roman Empire led to a decline in Europe's technical capabilities for the construction of water-related engineering and hygiene works. Epidemics developed and continued to trouble the population until modern times – a tragic result of the population's lack of awareness of hygiene.

Water is a living environment, energy source, means of production, means of transport, sacred good. Water is the embodiment of life and of human activity.

The total amount of fresh water available for drinking has remained largely constant over the course of history. 2000 years ago, the 200 to 300 million earth inhabitants were generously supplied. These days, more than six billion people have to share the same resource.

All of them depend on limited water resources. Awareness of the limited availability, and the rapid growth in the world population, are largely responsible for an increase in awareness of the irreplaceable resource water. Within a short space of time, water will replace oil as an energy source. For BWT, water presents a fantastic mission and challenge, but as well as being a source of life for all, it is the essence of our entrepreneurial life source.



Highlights of the year 2001

1. Successful takeover offer to Christ shareholders – BWT owns 99.2% in Christ AG

In the year 2000, BWT began to increase its stake in Christ AG, which is quoted on the Swiss stock exchange, from 33% to 51%.
As a result of the public takeover offer made during the fourth quarter of 2001, BWT purchased a further 96,319 shares at a price of SF480 per share and now owns 99.16% of the share capital of Christ AG. This triggered the Squeeze-Out-Process on the Swiss stock exchange, as a result of which the shares were de-listed from the Zurich bourse. Immediately following the successful completion of the takeover offer, we began the integration process of the industrial and municipal water treatment activities of BWT into the organisational structure of Christ, so that the operational management of the business division "AST" will in future be carried out from Aesch in Switzerland.

2. Restructuring of the business areas

Two locations in Germany have been closed. Kennicott Water Systems Ltd. has been restructured and now trades under the name of Christ Kennicott Water Systems Ltd. The swimming pool activities of Christ AG have been restructured and were integrated into the business division AET.

3. Christ achieves target earnings despite weak semiconductor market

Christ Group improved operating earnings significantly compared with the previous year, and so achieved its target earnings despite the strong decrease in demand for semiconductors. This was mainly due to very good business in the pharmaceuticals sector, which mainly in Germany and Scandinavia achieved significant turnover and earnings increases.

4. FuMA-Tech High-Performance Membranes

The business area FCMT – Fuel Cell Membrane Technologies – continued to be a business requiring net investments during the year 2001. Earnings amounted to -€2.5 million. However, we were able to consolidate and intensify important strategic partnerships.

Fuel cells have achieved recognition as the energy converter of the 21st century. Our FuMA-Proton Exchange Membrane, with its excellent capability range, will permit the industrialisation of fuel cell technology. Best possible water management, high temperature stability and unique performance data ranging from 0° to 165°C obviate the need for complicated supplementary equipment, such as gas purifiers etc., and this makes fuel cell technology as a whole commercially interesting.

At present, FuMA-Tech is the only supplier world-wide offering highly efficient fuel cell membranes, both based on traditional fluoride polymers as well as on newly developed, modern and recyclable polymers.


BWT
Ozontechnik
Bewazon

OZONE GENERATION PLANT
For a very wide range of applications
(disinfection, oxidation, removal of iron and manganese)

The principal goal of the BWT Research Team is the development of modern products and processes guided by the principle of optimisation of ecology and economy.

Energy from hydrogen for the 21st century – the century of water



Energy converter for the 21st century

BWT – Best Water Technology Group – Mondsee (Austria) is known as Europe's leading water technology group. The basis of many product and process concepts lies in membrane technology. The background: in membrane filtration processes (microfiltration – ultrafiltration – nanofiltration - reverse osmosis) the water to be treated is forced through a membrane under pressure. The membrane then holds back the unwanted particles.

But membranes can also support other technologies: for example, water can be decomposed into its basic elements, hydrogen and oxygen, by means of applying an electrical current in a so-called membrane electrolysis cell. This decomposition of water represents a completely reversible reaction, in which the elements can combine again to become water. When hydrogen plus oxygen (which are separated, such as by a membrane) combine into water they emit energy. This is the principle to which the fuel cell – the energy converter of the 21st century – can be reduced:

$$H_2 + O_2 \rightarrow \text{Energy} + H_2O.$$

For a long time, this principle, which was discovered by Sir William Robert Grove in 1839 and termed "cold combustion", was used in exotic applications, such as the operation of satellites. Now, it is increasingly being used in new and attractive commercial applications. They range from stationery electricity and heat generation over mobile applications in buses, cars and ships to consumer products. And new concepts are constantly evolving, given that fuel cells are already accepted worldwide as efficient and clean energy converters. Therefore, the prognoses continue to be extremely optimistic: we expect synergies, in particular as a result of the great interest shown by the car manufacturers, which will lead to significant cost reductions in fuel cell units.

How do fuel cells work?

On the whole, traditional electricity generation entails utilisation of the energy present in fossil fuels, which are finite resources. However, fuel cells are the ideal method by which chemical energy can be converted directly into electrical energy and heat by way of an electrochemical process. Because intermediate steps are avoided, this is a particularly efficient process.

The basic principle of operation of a fuel cell is similar to a battery, whereby the fuel cell continues to generate electricity for as long as fuel, for example hydrogen, is added. The fuel cell consists of two electrodes, a cathode and an anode, separated for an electrolyte. In a polymer-electrolyte-membrane fuel cell (PEMFC), the electrolyte is replaced by a membrane that can be permeated by protons. Hydrogen (H_2) and oxygen (O_2) or air flow over the electrodes and are converted into water (H_2O) and heat. The hydrogen collects at the anode. At its surface, it is converted into a proton, giving off an electron (e^-). The proton (H^+) permeates the membrane, which is completely impermeable for gases. The electrons, being usable electrical energy, are routed back to the cathode via a consumer. At the electrode surface at the cathode, the proton reacts with oxygen from air into the only waste product – water.

Ecological advantages

It is mainly for ecological reasons that fuel cells have a huge market potential. Using fuel cell technology is an effective way of reducing the greenhouse effect and stopping climate change.

Also, the limited availability of fossil fuels force us to carefully consider how the available resources are to be used. In this connection, fuel cell technology has been analysed in many tests and trials worldwide. If the world energy mix can be weighted more towards natural gas, hydrogen, methanol and renewable resources, the availability of cheap crude oil can be extended. BWT's subsidiary FuMA-Tech has been active in this future-orientated market for many years.

The Fuel Cell Market

The market for fuel cells can be divided into the three user groups of mobile, stationery and portable applications. However, these individual sectors are characterised by different applications with very different degrees of development and future market potential.

The market segment of portable applications includes mobile telephones (up to 10 W), laptops and PDA's (personal digital assistants) up to 100 W and generators for military use and for camping (up to 10 kW). The latter have now reached the marketing phase for military applications. For mobile chargers, but also for PDA's and cameras, short production runs and prototypes on the basis of direct methanol fuel cells are expected in the year 2002.

The market segment for stationery uses is represented by domestic energy generation plant (up to 10 kWe) and electricity generators requiring network stability such as internet providers, computing centres and hospitals (up to 50 kWe). Apart from this, membrane fuel cells can play an important role in decentralised electricity generation and in "peak-shaving" in large-scale energy generation plants (200 kW to 10 MW). This market has so far only been served by phosphorous-acid cells. Membrane fuel cells will be field-tested by a number of energy providers in the year 2002.

In the market segment for mobile applications, car engines (30-100 kW) represent the biggest market potential and greatest challenges in terms of technology, efficiency and infrastructural organisation. Apart from these, short term we expect good market potential for small vehicles such as wheelchairs, bicycles and motor-scooters (up to 10 kW). Also, applications in utility vehicles such as forklift trucks, fleet cars and buses (up to 100 kW) are likely to develop earlier given their easier infrastructure conditions. Fuel cells are already being marketed for applications in submarines, ships and sailing boats. Apart from mobile power, mobile electricity generation plays an additional, important role in cars (up to 10 kW), planes and ships (10 to 1000 kW), as well as in space-flights.

The market size for fuel cells is estimated at 500 MW for 2005 and for 2010 it is expected to grow to about 20,000 MW. However, this requires that prices, currently at around €500/kW, will decrease to around €50/kW. In this way, BWT and FuMA-Tech will make a significant contribution to cost reductions by supplying optimised and economical membranes.





BWT and FuMA-Tech as fuel cell components suppliers

FuMA-Tech is a technologically leading manufacturer in ion exchange membranes with comprehensive competencies, from the synthesis of the building blocks over the processing of the materials to the application technologies with extensive operational experience. This know-how stemming from polymer synthesis, the production experience, the specification of membranes in technical products is contributed in the production of proton permeable membranes in serial production of membranes for all the well-known polymer- electrolyte-membrane fuel cells. As production facilities for line production of membranes are already available, FuMA-Tech is already capable of supplying membranes for pilot and production scale projects. The core competency of FuMA-Tech lies in the heart of the fuel cell, the proton permeable membrane.

Apart from the fabrication of membranes for water/air fuel cells and direct methanol fuel cells, FuMA-Tech contributes its entire production competency spectrum in the fabrication of catalyst-coated membranes.

Thus, BWT and FuMA-Tech are the competent partners for all MEA, stack and systems providers in the field of fuel cell technology.

Management Report 2001



Turnover rises by 5.1% to €419.5 million
EBIT rises by 3.8% to €26.1 million
Group earnings decrease by 1.3% to €15.2 million

€11.3 million (+10.8%) for research and development



Total investments of €48.7 million, of which €33.6 million for the Christ takeover



Order backlog rises by 20.5% to €115.1 million

Management Report 2001

Economic conditions

Economic expectations for 2001 had to be revised downwards on a word-wide scale. The recessions in Japan and the USA also affected economic developments in the entire OECD area. Growth amounted to a mere 0.8%. Expected real economic growth in the EU countries halved compared with 2000 when it amounted to +3.4%, so that for 2001 growth of +1.6% and for 2002, growth of +1.5% is expected. On the one hand, the growth rate for 2001 continues to be affected by the positive economic development in the first half of the year. On the other, the forecast for 2002 is based on the assumption that the current weakness will only last until mid-2002 and that there will be a sustained improvement of international economic conditions.

The German GDP particularly lagged behind the average of the EU area and was only able to record a slight positive result of 0.6% (following growth of 3.0% in the previous year). For 2002, similarly weak economic growth of 0.8% is expected.

Due to its close economic integration with Germany, Austria will also remain behind the growth rate in the EU area in 2001 and 2002. The recent decline in the Austrian economy is mainly due to a decrease in demand from abroad, while consumer spending of private households continues to present a stabilising factor for the overall economic development.

EU economic data


8.1
7.6
8.0
3.4
2.5
1.6
2.5
1.5
1.8
2000
2001
2002

+ % increase in GDP
+ % increase in consumer prices
Unemployment rate %

+% increase in GDP	2000	2001	2002
EU	3.4	1.6	1.5
Austria	3.0	1.1	1.2
Germany	3.0	0.6	0.8
France	3.4	1.9	1.7
Italy	2.9	1.6	1.3
Switzerland	3.0	1.7	1.2

Consumer prices rose relatively strongly during the first half of 2001. However, this price pressure declined significantly during the second half of 2001, so that inflation for the EU area amounts to 2.5% and is thus unchanged compared with 2000. For 2002, a further reduction in inflation to 1.5% is expected.

+% increase in consumer prices	2000	2001	2002
EU	2.5	2.5	1.8
Austria	2.3	2.7	1.4
Germany	1.9	2.5	1.5
France	1.7	1.6	1.4
Italy	2.5	2.8	1.7
Switzerland	1.6	1.0	1.0

Austrian economic data


3.7
3.9
4.2
3.0
2.3
2.7
1.1
1.2
1.4
2000
2001
2002

+% increase in GDP
+ % increase in consumer prices
Unemployment rate %

The weak economic situation most recently led to a strong increase in the rate of unemployment. The economy is not expected until 2003 to provide conditions which will alleviate the pressure on the job market and therefore allow a decrease in the unemployment rate and growth in employment.

Unemployment rate %	2000	2001	2002
EU	8.1	7.6	8.0
Austria	3.7	3.9	4.2
Germany	7.9	7.9	8.2
France	9.3	8.6	9.2
Italy	10.4	9.5	9.6
Switzerland	2.0	1.9	2.2

Industry overview

The water technology market is recognised as the growth market of the 21st century. The growing world population and the problems arising from this, such as urbanisation, ecological destruction and food shortages move the real value of water into the field of vision of the media and politicians. About 1.5 million people have no safe access to clean drinking water – according to a UN prognosis, this number could rise to 3 billion by the year 2025. At the turn of the millennium, the United Nations defined a new goal: by 2015, the part of the world population which has no access to clean water is to be halved. This is a very ambitious goal as drinking water is already sparse in many regions of the world. Dry wells, contaminated sources, lowered ground water tables, polluted lakes, rivers and oceans, damaged pipes and a lack of water treatment plants in industry and municipalities bear witness to thoughtless treatment of our life source WATER in the past.

Worldwide, concerted action to ensure the safety of the ecological balance also needs solutions to financial problems. Private utility companies such as Vivendi, RWE, E.ON and others now share this tasks with state governments to a growing extent. In contrast with classic water utilities, BWT – Best Water Technology Group of Companies – has regarded it as its task to look for technical solutions for the sustainable supply of the life source and means of production water which it develops, produces and markets.

Economically and ecologically optimised products and

processes, which reduce the use of chemicals or obviate it altogether, and water and energy saving resource efficient treatment technologies, have over-proportional growth opportunities. The general concentration process in the field of water treatment is gaining in dynamism. International organisations have also recognised the growth opportunities in the water market and are developing investment strategies. Demand for water treatment technology is growing by 4% to 8%, depending on the region. The countries newly joining the EU, Asia, globally active industrial companies and domestic water technology (safety and hygiene through limescale and rust protection in drinking water technology) rate among particular growth markets in Europe.

Progress in 2001

BWT – Best Water Technology Group of Companies –in its business defined by the "Global 2000 Strategy" , "Aqua Ecolife Technologies", "Aqua Systems Technologies" and "Fuel Cell Membrane Technologies" has set as its aim to continue to utilise the world-wide market opportunities and thus to make an important contribution towards a resource-efficient use of the life source "WATER" and sustainable development on earth.

IAS Principles

The Group accounts for the 2001 business year of BWT – Best Water Technology Group – were compiled to the principles of International Accounting Standards (IAS).

Management Report 2001

Turnover: €419.5 million, +5.1% compared with the previous year

In the business year 2001, BWT Group increased consolidated group turnover from €399.0 million by +5.1% in the previous year to a total of €419.5 million. The Business division Aqua Ecolife Technologies increased its turnover by +11% from €221.9 million to €246.4 million. The business division Aqua Systems Technologies suffered from weakness in the semiconductor market and recorded a slight decrease by -2.8% from €176.7 million to €171.8 million. In the area of Fuel Cell Membrane Technologies, in which the BWT subsidiary FuMA-Tech develops and markets high-quality speciality membranes for use in fuel cells, turnover tripled from €0.4 million to €1.3 million.

Business area	2001	2000	+%
Aqua Ecolife Technologies (AET)	246.4	221.9	+11.0%
Aqua Systems Technologies (AST)	171.8	176.7	-2.8%
Fuel Cell Membrane Technologies (FCMT)	1.3	0.4	+271.7%
Total	419.5	399.0	+5.1%

Consolidated turnover (in € million)


419.5
399.0
2001
2000

Turnover by business area (in € million)


2001
1.3 FCMT
171.8 AST
246.4 AET
221.9 AET
176.7 AST
0.4 FCMT
2000

Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
Fuel Cell Membrane Technologies (FCMT)

Turnover by Region (in € million)


2001
156.4 Other
178.1 European Union
85.0 Austria
142.1 Other
170.0 European Union
86.9 Austria
2000

Austria
European Union
Other Europe and world

The internationalisation process of the BWT Group was continued during the year 2001. While BWT companies located in Austria recorded slight turnover decrease of -2.2% from €86.9 million to €85.0 million, turnover in the EU area was increased from €170 million by +4.8% to €178.1 million, and BWT companies located outside the EU raised turnover from €142.1 million by +10% to €156.4 million.

At the parent company BWT AG, turnover decreased by -1.5% from €54.5 million to €53.7 million.

Order book as of 31.12.: € 115.1 million, +20.5% compared with the previous year.

The order book as of 31.12.2001 gives cause for an optimistic outlook into the new business year: at a value of €115.1 million, the order book was up by +20.5% compared to the previous year's value. A particular improvement in France and Austria meant that the order backlog at the business division AET increased by more than 50% to €26.5 million, but the AST area also improved by +13.2% to €88.6 million.

At the parent company BWT AG, the order book as of 31.12.2001 amounted to a total of €12.2 million and was thus up by +139% compared with the previous year (€5.1 million).

EBIT €26.1 million, +3.8%

Earnings developments were marked by one-off restructuring costs following BWT AG's successful public offer to purchase 49% of the Zurich-traded shares in Christ AG. A further €6 million were expended for the closure of two factories in Germany and the restructuring of the UK activities and of Christ Swimming Pool Technology - despite this, EBIT was increased by+3.8%, from €25.2 million in the year 2000 to €26.1 million in the current year. Depreciation charges increased by 11% to €13.5 million, while the cost of materials, including changes in inventory levels, remained the same as a percentage of sales and the cost of wages and salaries was reduced from 29.5% to 28.8% of turnover.

Increased interest charges as a result of financing the Christ takeover lead to a decrease in the earnings before taxes to €21.4 million, down -3.5% compared with the previous year's value of €22.2 million. The tax rate increased slightly from 25.8% to 26.6%. Earnings after tax, at €15.8 million, were -4.4% lower than the previous year's value.

Earnings after minorities €15.2 million, -1.3% compared with the previous year

The reduction in earnings applicable to minorities was mainly a result of the fact that, following the public takeover offer BWT now holds 99.16% of the shares in Christ, compared with 51% at the end of 2000. Thus, earnings after minorities at €15.2 million, was -1.3% lower than in the previous year. Earnings per share declined by -3.2%, from €0.93 in the year 2000 to €0.90, a result firstly of the slight decrease in group earnings but also of the execution of a convertible loan the shares 1,333,500 BWT shares from which are entitled to earnings from the fourth quarter onwards.

EBIT (in € million) | EGT (in € million) | Group earnings (in € million)


26.1
25.2
2001 2000
21.4
22.2
2001 2000
15.2
15.4
2001 2000

EBIT (operating profit) by division was as follows:

Business area	2001	2000	+%
Aqua Ecolife Technologies (AET)	22.9	24.6	-7.0%
Aqua Systems Technologies (AST)	5.6	2.9	+96.5%
Fuel Cell Membrane Technologies (FCMT)	-2.5	-2.6	-4.5%
Aqua Finance (AFI)	0.1	0.3	-67.9%
Total	26.1	25.2	+3.8%

At the parent company BWT AG, the operating profit decreased from €5.6 million to €2.0 million. As a result of a strong increase in earnings from subsidiaries, earnings from ordinary activities rose from €6.8 million to €11.3 million. Profit for the year thus increased from €6.0 million to €11.3 million.

At the forthcoming Annual General Meeting, management will propose an unchanged dividend of €0.22 per share, equal to that of the previous year, so that a total of €3,703,342.40, representing 24.4% of group earnings, will be distributed.

Asset and financial position

Cash flow from result rose from €25.4 million by 13.1% to €28.8 million. Due to an increase in receivables and inventories, cash flow from operating activities only amounted to €4.3 million compared with €27.9 million in the previous year. The public takeover offer for Christ AG was reflected in cash flow from investment activities, which was -€30.6 million(previous year: -€39.8 million). We increased long and short term interest-bearing financial liabilities by €23.6 million in order to finance the investments. At the balance sheet date, net debt to banks was €96.2 million, compared with €41 million at the same date of the previous year. Equity increased by€13.3 million during the year 2001 and now amounts to €111.2 million, representing 29.1% of the balance sheet total (previous year: 28.3%). In total, the balance sheet increased by 10.5% to €381.3 million.


Cash flow
(in € million)
28.8
25.4
2001 2000
Assets
(in € million)
381.8
345.5
15.0
12.8
37.1
41.1
2001 2000
Fixed assets
Inventories
Receivables, accruals, latent taxes
Cash
Liabilities
(in € million)
381.8
345.5
0.3
4.5
29.1
28.3
2001 2000
Equity
Shares owned by third parties
Provisions, accruals
Liabilities

Contingent liabilities amounted to a total of €45.7 million as off 31.12.2001, compared with €36.2 million in the previous year. The increase stems mainly from financial guarantees given for orders and reflects the significant rise in the order book.

Equity at the parent company BWT AG grew compared with the previous year, from €61.3 million to €69.1 million and now represents 45% of the balance sheet total. As in the year 2000, the strategic investment in Christ AG continued to be the main reason in 2001 for the rise in the balance sheet total by +22.1% to €154 million. Financing was carried out chiefly via an increase in bank liabilities.

Investments in fixed assets: €15.1 million (previous year: €17.6 million)
Investments in intangible and intangible assets: €14.9 million

BWT Group invested €15.1 million in fixed assets during the year 2001 (previous year: €17.6 million). The single biggest investment related to the purchase of a plot of land near the Christ headquarters in Aesch, Basle, at €2.6 million. It will be used as a capacity reserve and for operations optimisation. A further €2 million were invested in the expansion of the Christ Technology Centre in Aesch and the modernisation of the electronic data processing equipment. The BWT Group has increased its commitment to basic technologies research and product and process development. A total of €3.3 million in development costs were capitalised. The remaining investments at BWT Group amounted to €7.2 million and related to general replacement and rationalisation measures which are similar in amount to those of the previous years.

Divided by business area, investments in tangible and intangible fixed assets broke down as follows: Aqua Ecolife Technologies €7.8 million (previous year: €7.2 million), Aqua Systems Technologies €6.3 million (previous year: €8.6 million), Fuel Cell Membrane Technologies €0.5 million (previous year: €0.9 million) and Aqua Finance €0.3 million (previous year: €0 million).

At BWT AG, investments excluding participations amounted to €2.5 million (previous year: €2.0 million). Investments included software licenses (€0.3 million), fleet (€0.5 million) and tools (€0.5 million).

Investments
(in € million)

17.6
15.1

2001 2000



UV DISINFECTION PLANT
Ecologically compatible, safe, economical

The constant optimisation of product and process technologies according to criteria of environmental compatibility, social compatibility and economy of use is the uppermost goal of BWt's eco-efficient business strategy.



Aqua Ecolife Technologies (AET)

Divisional report

Products, Markets, Strategies

The business division AET has set itself the aim of offering its customers environmentally friendly technologies for safe, clean and healthy water. AET supplies devices and plant for drinking water treatment purposes to houses and apartment blocks, estates, hotels, hospitals, leisure centres, care homes, municipalities, commerce and trade.

Market trends: for consumers, improvements in the quality of life are of increasing importance and water, our most important life source, is of rising interest in the eyes of the public. BWT has recognised these market trends and both produced devices of the highest technological standard in keeping with BWT tradition as well as inventing the best solutions for an improvement in living standards, in keeping with the motto: BWT Water Technologies for a better life.

In 2001, BWT bundled the priorities of safety, hygiene and wellness and presented them to the market as the B-Safe concept. They are devices with additional functions for health protection (such as a point-of-use system, which filters harmful heavy metals from drinking water), for hygiene (such as highly developed products against bacteria growth) and in the area of wellness (such as water vitalisation as WET-Technology). These products carry the B-Safe label and represent BWT's significant activities in offering modern products which help improve the quality of life, to the market.

It is BWT's aim to offer "House of Water" products in keeping with the individual market segment's needs. Our capabilities range from point-of-use to point-of-entry technologies. The most important "House of Water" products include the new filter series Infinity, Diago 18, Avanti and Calfi. The latter is the first limescale protection filter which should help develop a mass market, thanks to its low price level and its unique two-phase technology which ensures double protection against contamination and limescale up to 18°dH. Equally important is the limescale protection product series AQA total, which will be widened by a hybrid variant with corrosion protection, and the classic water softeners and corrosion protection devices Bewamat Bio, Euromat and Bewados and the new dosing pumps series Medo II. Our product range is based on leading brands such as BWT which has been given a new silver-blue design, Cillit, Permo and Christ.

We expect earnings increases from the combination of synergy effects arising from larger volumes, and the creation of competency centres for production, product management and product development.

In keeping with our motto "Growth through innovation", not only did we bring to the market some extremely innovative technologies, but have also redesigned two thirds of our traditional product range. Our ranges were increased by the filter, softener and dosing devices in the "Medo II" series, ozone generators and UV devices which are even more powerful and the innovative reverse osmosis generation, Profil, which has been given a high-tech-design.

Market leader in Europe

With the 26 companies in the AET division we are present in nearly all European countries and currently hold 30% of the European market according to estimates of well-know market research companies.

Turnover
(in € million)



246.4
221.9
2001
2000

EBIT
(in € million)



24.6
22.9
2001
2000

Marketing and Service

Sales of BWT products takes place in two stages, via wholesalers and installation engineers. The cooperation with our business partners is continually being improved. Cooperation remains dynamic because of continuous training programmes including the Hygiene Academy. This was created to draw the attention of our partners to the importance of problems of hygiene and bacteriological growth. We give our partners the know-how they need with respect to market trends, technological developments and new laws and standards. Customer service covers the entire area and in some countries began operating under the brand name "Aqua Service".

The rapid internationalisation of the business division AET by utilising revolutionary technologies remains our uppermost goal. The EBIT margin is to be increased to 15% in the short term.

Turnover at the AET business division rose by 11% compared with the year 2000 to €246.4 million. Hence, AET contributed 58.7% of the consolidated BWT turnover. We achieved this goal despite difficult market conditions in Germany and Austria. The highest turnover increases were achieved in the export market, in Eastern Europe, France, Spain and Switzerland.
Measured by turnover, Austria is in the lead position followed by France and Germany. The AET division was also affected by restructuring: we spent €1.5 million on the closure of a factory in Germany and €1 million for the reorganisation of swimming pool technology in Switzerland. This had an impact on EBIT, which amounted to €22.9 million (2000: 24.6 million). Investments, coupled with increased R&D activities, increased slightly from €7.2 million to €7.8 million.
The number of employees in the AET division amounted to 1,736 as of 31.12.2001. The rise compared with the previous year (1,553) is mainly due to increased production capacities in Austria and France, where additionally a 35-hour week has been introduced.

In € million	2001	2000
External turnover	246.4	221.9
Internal turnover	2.8	4.2
Total turnover	249.2	226.1
EBITDA	30.9	31.5
Depreciation	8.0	6.9
Operating profit (EBIT)	22.9	24.6
Assets	214.5	215.2
Liabilities	172.3	147.7
Investments in intangible and tangible assets	7.8	7.2
Employees	1736	1553


BWT

The [illegible] ...
Phase 1 filters out contamination and [illegible] ...
Phase 2 filters [illegible]

At BWT, product and process optimisation are important pillars of growth.



Aqua Systems Technologies (AST)

Divisional report

Products, markets, strategies

The business division Aqua Systems Technologies concentrates on innovative water technology solutions for industry and municipalities. Humans and other living creatures need clean water to live, but water is also used in the manufacturing process of practically every man-made product. The AST Group perceives as its task to offer a high degree of economy as well as optimum ecological solutions - borne from a responsibility to nature and our descendants.

Today, the AST Group holds the leading market position in Europe in water treatment for the business areas electronics, semiconductor, pharmaceuticals, life sciences, beverages and the energy industry.
The AST Group is particularly successful in municipal drinking water and waste water treatment in Asia. Apart from the good European market positions, we also enjoy internationally leading positions in defined international markets, such as at CHRIST Group in Singapore and Taiwan or AQUA ENGINEERING in China.

Via further implementation of MDC - Modular Design Components-Systems - and the strengthened co-operation with technological leaders in various industries, we are working on achieving a dynamic development of the AST Group into the "preferred global partner" of international customers. The speedy enlargement of the international service network is being carried out using the benefits of the considerable synergy potential arising from reorganisation following the successful takeover bid to 49% of the Christ AG shareholders.

The AST Group comprises a total of 24 companies and its technology programme covers the entire spectrum of drinking, process, ultra-pure and wastewater technology for industry and municipalities, using economically and ecologically optimised products and processes.

The business year 2001 was characterised by the takeover of the remaining shares in Christ AG by BWT AG. Following the purchase of almost all of Christ AG's share capital, we were able to begin the integration process of all of the industrial and municipal water activities of BWT into the organisational structure of Christ.

The reorganisation of Christ is planned to be by business division, which fall into the following six areas: semiconductor and microelectronics, pharmaceuticals and life sciences, power, beverages and food industry and lastly, industrial waste water and municipal drinking and waste water. All those business activities which did not come under these headings were terminated.

The industrial and municipal water technology market is characterised by the following trends:
- Water technology solutions which use a small amount of chemicals or are free of chemicals
- Worldwide increase in demand for and increase in environmental and health quality standards demanded for drinking water and waste water
- Strongly increasing industrial demand for water recycling technologies
- Internationalisation of the business as a result of customers' globalisation measures
- Holistic water management: customers prefer an increasing number of water technological solutions from the same supplier
- Increasing concentration in this highly fragmented industry

The business year 2001 saw diverse developments in the different business areas:
In the area of microelectronics and semiconductors, Christ is market leader in Europe and has leading positions in Taiwan. The crisis in the semiconductor industry obviously had a negative impact. The consequences were significant reductions in incoming orders and the resulting downturn in turnover. There are positive developments in Europe and China, where a number of semiconductor plants are in the planning stage. Therefore, Christ has founded a marketing and service company in Shanghai, together with a Chinese partner. However, business in this division mainly depends on the semiconductor cycle, even if Christ is being successful in the semiconductor and flat screen businesses. The Christ Group was able to record a particularly good success in the USA at the Philips semiconductor factor in San Antonio. The recycling plant delivered by Christ was awarded an environment prize and lauded as an excellent example for environmentally compatible plant.

In the pharmaceuticals and life science area, business developed very positively. Christ is also the leading supplier in Europe. Turnover was increased significantly in this area. The area is characterised by continuous growth. In this segment of the market, it was Christ's intention to introduce new products such as the world-wide first electrode-ionisation module Christ Septrosan, which can be sanitised using hot water at 80°C and Christ Osmotron and to continue to expand its European presence. As a result of the strong market position of Christ's pharmaceuticals products there is considerable potential in this area. Therefore, marketing and service centres are rapidly being built up.

In the area of power generation, Christ Group was able to show a record order backlog in the year 2001, thanks to a number of important large orders. However, Christ is already present internationally in this segment, but not globally which would be necessary in order to generate long term sales growth. The world-wide power market is growing continuously, but it is certainly possible to encounter periods of stagnation in local markets. Construction of power stations is particularly important in strongly growing economies. Increasingly, the market for the renewal and modernisation of existing power stations is becoming attractive. We hope to make Christ into a global player and to this end have bundled all the power generation activities present in the group. We also developed a special "High Recovery Reverse Osmosis" technology which presents considerable capability and cost advantages compared with existing reverse osmosis plants.

Additionally, we were able to record a significant turnover increase in the food and beverages division during the business year 2001. The beverages market continues to grow. The latest market research by Frost&Sullivan even predicts double-digit growth in the demand for water treatment devices in the food market. Thanks to grouping all the activities in this area under the name "Van der Molen", the Christ Group can now offer turnkey solutions to its customers, ie. from the source down to the finished bottled product including the required waste water treatment. With this holistic solution, Van der Molen not only offers important competitive advantages but also expects considerable growth. The Christ Group also has outstanding technological solutions for the reduction of the arsenic content in drinking water, an issue which is gaining in importance.



CHRIST ULTRA-PURE WATER PLANT
For the micro-electronics industry, optimises the rinsing processes during production

For BWT, water is not only a fantastic task and challenge, but at the same time our life source and business life source.



Aqua Systems Technologies (AST)

Divisional report



The area of industrial waste water also recorded strong market growth. This is fuelled by the strong price increases for water and stricter environmental standards. Via its new subsidiary "Goema", the Christ Group now has excellent know-how of recycling techniques, which puts us in a strategically good market position. In the field of industrial waste water, Christ benefits from the fact that Goema has all the existing water technologies in-house and uses them in modular applications. Thus, each customer can be offered the water technology solution most suited to their needs. Christ is proud of the fact that every type of waste water can be treated and turned into ultra-pure water and the important residues which are also recycled.

The municipal drinking and waste water business is characterised by sustained growth. Aqua Engineering was again able to increase its turnover in the year 2001. Internationally, demand is enormous, but the countries in Eastern Europe also have a great backlog in this area. There are almost always financing problems. Currently Eastern European countries, in particular those intending to join the EU, are benefiting from important funds for the repair of municipal drinking and waste water plants. Aqua Engineering has a strong presence in China where it completed important projects and obtained new orders during the year 2001. Our other priority is the Eastern European region, where we were able to obtain the order for a large-scale waste water treatment plant in Laibach in early 2002. The long experience in the area of sea water desalination which is mainly used in the Middle East and on Mediterranean islands, offers long term growth potential.

The Christ Group has strategically well-positioned production locations in Europe, where components and modules as well as total plants are manufactured. Thus important know-how is secure, flexibility is high and we generate our own innovations in the efficient production process. In particular, the unified group standard will lead to further optimisation of costs.

In the year 2001, the Christ Group commenced the construction of its own ultraviolet disinfection division. Our dedicated marketing team not only sells our own UV products, but we were also able to sign long term marketing contracts with Advance UK Inc., USA and Suntec-Environment Inc., Canada. Both companies are part of the UV-Photoscience Japan Group and supply technologically leading UV products. With these products for industrial and municipal uses, Christ expects rapid and successful market entry in the disinfection market. The strength of the group also lies in the fact that it offers disinfection via membrane technology for special areas as well as UV technology and ozone disinfection.

Research and development is naturally one of the most important pillars of the Christ Group's company strategy. In particular, we can gain market share and improve margins with innovations. Product novelties in the pharmaceuticals and beverages sectors are reflected by process improvements in the other areas. We concentrated on standardising the process technologies and the business processes at Christ Group, and we only select the best possible solutions. Our focus continues to be the reduction of chemicals and process optimisation.

The AST Group continues to expand its global presence. Our uppermost goal are organic growth but also acquisitions. Our concentration on the defined growth markets continues to be the most important goal.

Turnover
(in € million)


176.7
171.8
2001 2000

EBIT
(in € million)


5.6
2.9
2001 2000

We expect Group EBIT to rise to 10% through innovation and use of the new synergy potential within the Group.

Turnover development in the business division AST was characterised by the world-wide crisis in the semiconductor market during the year 2001. Even the good increases at Goema AG which is active in industrial waste water treatment and the Van der Molen Group in R&D could not completely compensate for the decrease in the semiconductor industry, so that turnover decreased from €176.7 million by 2.8% to €171.8 million. However, the order backlog as of 31.12. increased by +13.2% to €88.6 million and thus offers a sound basis for reaching the goal of the coming business year.

EBIT was increased by €2.9 million to €5.6 million, or 3.3% of turnover. This was due to strong earnings increases in the food and beverages sector and the great success enjoyed by Aqua Engineering in the Chinese municipal drinking and waste water treatment market, as well as the successful development of Christ AG in the pharmaceuticals sector. This was possible despite restructuring costs amounting to €2.7 million for the closure of a location in Germany and the reorganisation of Kennicott, UK. These structural measures have had a significant impact on personnel, which has been reduced from 945 to 760. Investments related mainly to the purchase of a plot of land and the expansion of a technology centre in Aesch/Switzerland.

In € million	2001	2000
External turnover	171.8	176.7
Internal turnover	1.3	1.3
Total turnover	173.1	178.0
EBITDA	10.7	7.7
Depreciation	5.1	4.8
Operating profit (EBIT)	5.6	2.9
Assets	184.9	138.6
Liabilities	120.1	97.7
Investments in intangible and tangible assets	6.3	8.6
Employees	760	945



[illegible]
For the pharmaceuticals industry
(reverse osmosis, electro-deionisation)



BWT empowers technologies that have existed for years with new, intelligent ideas. These are proof of our constant technological development



Fuel Cell Membrane Technologies (FCMT)

Divisional report

During the business year 2001 FuMA-Tech was able to position itself as a components supplier for high performance membranes in the market for fuel cells and was able to extend its market position. By qualifying new proton permeable membranes and polymers all of today's areas in which membrane fuel cells are used are covered by products which FuMA-Tech supplies. This means that BWT and FuMA-Tech are the competent business partners when supplying polymers, poly-electrolytes and proton permeable membranes for any MEA, stack and systems supplier in the fuel cell technology market.

FuMA-Tech uses the advantages of an established and certificated surface technology in the production of 3-layer membrane electrode units for water electrolysis, hydrogen fuel cells, direct methanol fuel cells and reversible cells for portable uses and small capacities. However, we are not trying to position ourselves as a supplier of membrane electrode units. Instead, FuMA-Tech wants to position itself as a competent partner for the producers of membrane electrode units.

Products, markets, strategy

In the growth market of the "fuel cell" BWT and FuMA-Tech are positioning themselves as the suppliers of all the necessary membrane technologies. This includes the peripherals of fuel cell systems, for example when treating cooling or process water, in air treatment and air moisturising, and the separation of salty and particulate contaminations such as heavy metals from process water. However, FuMA-Tech is able to claim the central position of the fuel cell, the proton permeable membrane. This polymer membrane represents the inner core of the membrane electrode unit.

Nowadays, proton permeable membranes are being developed by a large number of companies. In conjunction with FuMA-Tech these companies produce fluoridised polymers, partially fluoridised, charged hetero-cyclical polymers, poly-aromatic polymers and ceramic materials for the production of membrane electrode units. However, to date only selected companies are capable of supplying these polymers as useable membranes with good electro-chemical and mechanical qualities which can be used in fuel cells. FuMA-Tech has transferred all its production expertise from the production of conventional ion exchange membranes into the fuel cell technology, and today is the only supplier capable of offering excellent fluoridised membranes as well as fluoride-free membranes on a roll. These high performance membranes are used in distillate/air and hydrogen/air as well as in direct methanol fuel cells.

During the business year 2001 we were again able to demonstrate significant steps in the mobile and the stationery application. However, we also realised that this attractive market depends on the development of infrastructure and that due to the currently unfavourable cost/utility relationship its development into a mass market will be delayed.

With the exception of portable uses, such as chemical experiment cases and school systems, the marketing of membrane fuel cells in 2001 was restricted to subsidised and military uses, for example in submarines, space-flights and in decentralised small-scale electricity generation. Hydrogen was almost exclusively the fuel of choice. The demands of the membranes are sufficiently me by fluoridised polymers, whereby the development needs are restricted to cost optimisation.

FuMA-Tech has been able to qualify the fluoridised polymer membranes FKH-950 for some of these application.

Marketing of direct-methanol fuel cells which is expected soon will need the use of a new type of polymer membrane. For this application, FuMA-Tech has developed membranes on the basis of fluoridised and poly-aromatic polymers. In a cooperation with the research centre in Jülich, the manufacture of membranes and membrane electrode units for the direct methanol fuel cell is being optimised to achieve continuous manufacture. For application in mobile and stationery operation at increased temperatures, poly-aromatic membranes made by FuMA-Tech appear to be superior. In this connection, FuMA-Tech puts great hopes into patented inorganically filled hybrid membranes.

In order to use fuel cells in mobile and stationery applications, it is particularly important to optimise costs. This appears to be solely possible via a simplification of the periphery of the fuel cell system. Thus, power densities and at the same time, efficiency is increased. This can be achieved by raising operating temperatures. In stationery applications, excess heat can be utilised by using combined-cycle systems and in mobile use, the costs of cooling the system are significantly reduced. Non-moisturised low pressure systems at temperatures of up to 135°C are expected to reduce the system's costs even further. The sum of these demands can only be met by a new type of polymer membrane with excellent capability ranges between external temperatures and an operating temperature of 135°C. Within a European research co-operation initiative, organic-inorganic hybrid membranes on the basis of FuMA-Tech high performance polymers which are patented, are manufactured and optimised.

As an established membrane producer, FuMA-Tech will use its know how in polymerisation, functionalisation of polymers and in the mass production of polymer membranes as a component supplier for the fuel cell industry. Apart from applications in energy generation in fuel cells, the water electrolysis for the manufacture of hydrogen is viewed as a significant market segment for proton permeable membranes.

Existing know-how and the production facilities for mass production of flat membranes are the basis for fuel cell business. The existing applications of electro-membrane processes have created a polymer pool within FuMA-Tech which includes every kind of polymer class known today and tested in fuel cells.

The medium term strategy of FuMA-Tech includes the production and marketing of those fluoride polymer membranes which have already been developed and their ionomeres. These allow direct substitution of established and tested fluoridised membranes at a competitive price/capability ratio. Thus, the membranes represent an excellent basis for the manufacture of membrane-electrode units at most modern standard.

The long term strategy of FuMA-Tech relates mainly to the development, the production and the marketing of fluoride-free and recyclable high performance membranes. These high performance membranes are without doubt to be preferred over fluoridised materials as a result of their low production costs and their electro-chemical attributes.



FuMA-Tech expects particular long-term potential from patents and know-how for the manufacture of inorganic-organic hybrid membranes. These will find an increasing application in direct methanol fuel cells and in distillate/air applications at increased temperatures.

In order to secure long-term safety of the market position, BWT and FuMA-Tech have signed a number of research co-operation contracts. The research partners include the Helmholtz company, the Fraunhofer company, the Max-Planck Institute, the CEA and CNRS in France, the CNR in Italy and several universities in Europe and the USA. Additionally, we carry out worldwide bilateral test programmes with users from the automobile industry, the MEA and module producers, and with system suppliers for portable applications. Additionally, FuMA-Tech is active in the European FUERO cluster "Land transport by fuel cell technology" as well as in the competency centres in Northrhine-Westfalia, Saarland and in the competency and innovation centre "fuel cell" in Stuttgart, Germany.

The unique know-how contained in the revolutionary FuMA-Tech membranes are examples for the BWT motto:

BWT water technologies for a better life.

Fuel cells powered by FuMA-Tech ensure long term, ecology-oriented mobility, communication, heat and energy supply.

Although turnover in the business year 2001 increased to €1.3 million and thus more than trebled, EBIT at -€2.5 million (2000: -€2.6 million) only increased marginally as a result of continued intense development activities. We invested €0.5 million in fixed assets and increased the number of employees from 12 to 15. For 2002, this business area expects to double turnover to €2.6 million.

In € million	2001	2000
External turnover	1.3	0.4
Internal turnover	0.0	0.1
Total turnover	1.3	0.5
EBITDA	-2.3	-2.4
Depreciation	0.2	0.2
Operating profit (EBIT)	-2.5	-2.6
Assets	0.9	0.6
Liabilities	1.2	0.5
Investments in intangible and tangible assets	0.5	0.9
Employees	15	12

Turnover
(in € million)


1.3
0.4
2001
2000

EBIT
(in € million)


2001
2000
- 2.5
- 2.6

Aqua Finance (AFI)

Divisional report

The business division "Aqua Finance" is engaged in administration and optimum utilisation of property within the BWT Group. Additionally, this business division holds small financial investments which have interesting returns and good strategic prospects. These activities generated EBIT of €0.1 million during 2001, in the year 2000 it was €0.3 million.

EBIT
(in € million)


0.3
0.1
2001
2000

Business development 2001

In € million	2001	2000
External turnover	0.0	0.0
Internal turnover	0.0	0.0
Total turnover	0.0	0.0
EBITDA	0.3	0.5
Depreciation	0.2	0.2
Operating profit (EBIT)	0.1	0.3
Assets	9.1	7.2
Liabilities	3.5	2.1

BWT shares

Difficult stock market environment

The year 2001 was certainly one of the most difficult years for a long time. The tragic events of 11 September were not the only negative influence; the recessionary tendencies in the most important economies in the world have had a significant negative impact on the stock markets which were already severely affected by the disappointments of the New Economy. In contrast to many other markets the Vienna bourse displayed a positive development during the year 2001. The ATX recorded a plus of 7.19% at year-end compared with the previous year; the rising tendency continued through to the first quarter of the New Year.


01-2001
02-2001
03-2001
04-2001
05-2001
06-2001
07-2001
08-2001
09-2001
10-2001
11-2001
12-2001
01-2002
02-2002
03-2002
04-2002

Development of the BWT shares

BWT shares were affected by the poor environment during the year 2001 despite it being a water and fuel cell share. BWT shares decreased during the year 2001 from €35.35 per share (last quote in 2000) to €24.50 per share. This is a fall of 30.7%. This occurred despite the fact that from a fundamental point of view there was no reason for a share price decrease. Despite the successful takeover of Christ AG and the one-off restructuring costs connected with this in an amount of €6 million, we achieved almost the same result as in the business year 2000. In the difficult climate of the time, profit-taking obviously took place following the previous year's performance of 165% which made BWT the best-performing share in Vienna.

If analysing the long-term performance of BWT, we see that the value increase during the last three years amounted to +29.7%, during the past five years it was +201.4% - thus the impressive quality and solidity of the share is sufficiently proven.

The weighting of BWT shares in the ATX index amounts to 2.23% as of 1.1.2002. It decreased slightly compared with the previous year (2.89%). Additionally, BWT is a member of the Vienna dynamic Index (ViDX) with a weighting of 22.17%; this is an index with contains mainly growth and technology shares.

The liquidity of the share has increased greatly during the year 2001. While during the past business year the volume traded amounted to €289 million which represented a decrease of 43.7% compared with the previous year, the year 2001 saw trading volume being doubled to a total of 9.3 million shares (2000: 4.09 million shares). This represents an increase in the daily turnover of the shares of 16,624 during the year 2000 to 37,804 during the year 2001.

On 30 September 2001, the convertible bond was converted in its entirety so that the number of shares in issue rose from 16,500,000 to 17,833,500. Free float increased significantly to 49.5%. The BWT Foundation hold 18.9% and YSRO B.V. owns 31.6%.

Details of BWT shares	2001	2000
Type of share	Bearer	Bearer
Number of shares (in 1000's)	17.833,5	16,500
Free float	49.5%	45%
Stock exchange turnover (in € million)	289	514
Number of shares traded (in 1000's)	9,338	4,090
Daily average number of shares traded	37,804	16,624
Dividend per share	0.22	0.22
Earnings per share	0.90	0.93
Cash flow per share	1.71	1.54

Share price *)		28.3.02	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Issue price	€	-	-	-	-	-	-	-	-	-	-	7.45
Year high	€	29.81	42.50	40.60	19.35	19.84	17.22	10.57	12.28	13.44	10.54	7.47
Year low	€	22.79	21.90	13.04	12.93	13.15	9.05	7.63	6.90	10.52	4.99	5.01
Closing price	€	29.43	24.50	35.35	13.35	18.89	14.24	8.13	7.52	12.17	10.53	5.01
PER (at closing price)	€	22	27	38	24	22	18	11	13	45	19	42
Market value	€ million	525	437	583	220	312	235	134	124	201	158	75

*) Adjusted for the 10:1 share split in years prior to 2000

Share related data		2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Number of shares *)	(in 1000's)	17,833.5	16,500	16,500	16,500	16,500	16,500	16,500	16,500	15,000	15,000
Earnings per share	€	0.90	0.93	0.56	0.87	0.78	0.74	0.58	0.27	0.57	0.12
Dividend per share	€	0.220	0.220	0.211	0.203	0.203	0.196	0.196	0.182	0.182	0.182
Free float	%	49.5	45	45	45	45	45	45	45	40	40

*) Adjusted for the 10:1 share split in years prior to 2000

Vienna:	
WPKN:	073770
Reuters code:	BWTV.VI
Bloomberg Ticker:	BWT AV
Telecourse:	3.AT073770
Specialist:	Erste Bank AG
Max. Spread:	1.90%
Min. Size:	2,500
Market Makers:	Bank Austria AG Raiffeisen Centrobank AG Oberbank AG

New York:
Bank of New York
American Depository Receipt (ADR) - Level 1

Ratio:	1 ADR = 1 Share
Exchange:	OTC
Symbol:	BWTAY

Important dates 2002-04-28

1st quarter result	17 May
Annual General Meeting	29 May
Ex-dividend date	05 June
Dividend payment date	10 June
2nd quarter result	16 August
3rd quarter result	15 November

Investor Relations

Since 12 December 2001, BWT shares have been quoted in the USA in the form of a level 1 ADR. The depository bank is the Bank of New York. This makes the shares easier to buy and trade for US institutional investors.

Management is intensively engaged in increasing research coverage of the BWT share. During the year 2001, we were able to win over DRESDNER KLEINWORT WASSERSTEIN and CREDIT SUISSE for coverage, in addition to BANK AUSTRIA CREDITANSTALT AG, DEUTSCHE BANK AG, ERSTE BANK AG and RAIFFEISEN CENTROBANK AG who regularly publish company reports on BWT. We have made contact with further investment banks such as Salomon Smith Barney, Credit Lyonnais Securities and Nomura regarding research coverage. Each company note is an important multiplier in making investors in global financial markets more aware of BWT shares. Coverage by international investment banks is particularly important for the share price development of companies quoted on the Vienna stock exchange.

Generally speaking, the financial community shows a continually increasing interest in water technology shares. Due to the immense importance of water for the future of mankind, water shares are important strategic portfolio additions. This creates a very optimistic scenario for water technology shares such as BWT in the near future. BWT positions itself as a high-tech water and fuel cell share in a large number of investor conventions and analyst meetings.

As a publicly quoted company, BWT AG endeavours to provide a good and timely flow of communications between management and analysts, investors, shareholders and the press.

BWT has therefore arranged a point of contact for investor relations at its Mondsee headquarters:

Tel: ++43/6232/5011 1110
++43/6232/5011 1112
++43/6232/5011 1130

E-mail: investor.relations@bwt.at

Up-to-date information regarding dates and events are posted on the BWT website:

www.bwt.at

www.bwt-group.com

R & D- Expenditure
(in € million)


11.3
10.2
2001
2000

Research and Development

Growth through innovation is BWT's - Best Water Technology's - most important motto. For eleven years, the group has increased investments in research and development over-proportionately. Resource-efficient products conforming with

Optimisation of economy and ecology

Are the basis for market leadership for sustainable growth. The Best Water Technology Group of companies has research centres in France, Germany, Austria and Switzerland. Our priorities are basic research and the optimisation of existing products and processes. In the past, too, BWT developed new markets, for example with the development of the AQA total series of devices. International accreditation marks and commendations reflect the until today, unique capability spectrum of AQA total's technology. In the area of water softening technology, water softeners tested by the DVGW for large-scale plants up to 16m³/h have now been presented by us.

The development of a unique dosing pump which dispenses 4ml/hour to 12ml/h with great exactness, the further development of the existing filter series, the Diago 18 and Infinity as well as the new Calfi limescale filter in hybrid systems are examples of the capability potential of the highly committed BWT research and development team. Apart form classic water treatment, BWT puts more emphasis on the development of new membranes for the electrolysis and fuel cell technologies. Ion exchange membranes for the separation of oxidising agents and ions are used in membrane and electro-dialysis processes. For the first time it was possible to develop chlorine stable membranes for ultra-pure water generation which can be sanitised with hot water, thanks to new synthesis methods.
Following the introduction of the Septron® Module which can be sanitised with hot water, the operating safety of plants for water treatment for the pharmaceuticals industry has been improved, in particular in the bacteriologically critical raw water. Septrosan is the worldwide first electro-deionisation module which is capable of being sanitised with hot water at 80°C. Hot water disinfection offers the advantages of not requiring additional chemicals and avoiding the possible contamination connected with this. This process is generally recognised in the pharmaceuticals industry.
In single plants using Septron® as the electrode ionisation unit, as well as the compact construction of Christ Osmotron select, a device variant with a softener, reverse osmosis and Septron® unit is on offer which can be cleaned completely using hot water only. During a disinfection cycle lasting 30 minutes the unit is heated to temperatures above 80°C. This ensures that most vegetative bacteria, plasmids, yeast and fungi are reduced by so much as not to present any risk to general health standards in the production of pharmaceuticals.
In the production of microelectronic components, the rinsing process using ultra-pure water represents a key technology which allows increases in productivity and quality. For this contamination, such as particles on the surface of microelectronic components from chemical or mechanical production steps have to be removed. One possibility of making the cleaning process at the surface of the components more efficient is the use of "alkali reduced water ". This is ultra-pure water which has its pH value and redox potential set at a particular value. During the cleaning process, this ensures better removal of particles and prevents re-adherence of the particles. The development engineers at Christ AG were able to develop a continuous process for the production of "alkali reduced water", which is capable of generating large volumes. In the meantime, two industrial plants with a capacity of up to 80m3/h were successfully constructed. The process helps reduce the use of chemicals and thus represents a further step towards environment-friendly production processes.

In these revolutionary inventions, BWT sets new standards in the global water market and makes an important contribution towards a safe, healthy, modern and ecology-orientated world in keeping with the motto:

BWT Water Technologies for a better life.

During the year 2001, €11.3 million were invested in basic research and in product and process developments. This is equivalent to an increase of 10.5% compared with the previous year.

Comaqua – E-Competence Centre



Apart from the fall-out of dotcom companies, Comaqua – the BWT competency centre – brought forth a series of important modern IT solutions during the year 2001, in close co-operation with the BWT marketing and service organisation.

Some examples of the projects orientated externally are:

www.msds-sys.net
The BWT organisation needs to fulfil government standards world-wide, which means that safety information needs to be constantly available for certain operating chemicals for the classic water treatment sector. Following this task, a multi-lingual internet platform was created which simplifies the administration and review of the data sheets in the technical departments and thus increases safety considerably.

www.hygieneakademie.at
On 1 September 2001, Austria introduced new drinking water regulations (TWV) which together with new legislation aimed at guaranteeing product liability and the resulting liability for giving correct advice, demands new standards of the water installations in every household. From this, new challenges but also new opportunities arise for plumbers and installers, the group of professionals immediately affected. BWT, in conjunction with the Austrian Association of Master Plumbers and Installers, offers an e-learning platform with limited accessibility, so that the installer/marketing partner is able to check legal aspects as necessitated by the new environment and thus gains new markets.

www.calfi.at
Normal filters in domestic water installations do not suffice to satisfy the demands of the new drinking water regulations. The new Calfi limescale filter represents the minimum investment for every household. In addition to the hygiene academy, all the material facts are presented in a modern web design aimed at the final consumer. For example, the site includes a search assistant which uses a substantial water analysis database, the datasheet produced by the Austrian Association of Master Plumbers and Installers and in the restricted dealer-only part of the site, all the information concerning current promotions with numerous download possibilities.

With the many realised projects – not least in BWT's internal web environment – the new BWT business unit was able to achieve the following:

- To generate new opportunities for increasing customer loyalty and marketing optimisation
- To optimise existing significant business processes by means of modern web technologies (eg. the classic purchase process and the procurement of IT components)
- To optimise communications, training and consultancy costs in the web environment and to build up a modern in-house IT know-how, and
- To support and strengthen the group-wide integration process in keeping with the BWT Global 2000 strategy.

For the year 2002, the extension and adaptation of these solutions to the national BWT organisations will be one of the priorities of the BWT E-Competence Centre Comaqua.

Personnel

Number of employees
as of 31.12.



2,511
2,510
2001
2000

Employees by
business area



1,736 AET
760 AST
15 FCMT
2001

Aqua Ecolife Technologies (AET)
☐ Aqua Systems Technologies (AST)
☐ Fuel Cell Membrane Technologies

Employees
by region



765 Other
1001 EU
745 Austria
2001

Austria
☐ EU
☐ Other

The BWT Group had a total of 2,511 employees at the 2001 balance sheet date; this represents almost no change from the previous year when the figure was 2,510. There was an increase in the number of employees in Austria and France which was balanced by restructuring measures in Germany, the UK and Switzerland.

The business division Aqua Ecolife employs a total of 1,736 persons (previous year: 1,553), Aqua Systems Technologies had 760 employees (previous year: 945) and the fuel cell membrane technology division now has 15 employees (previous year: 12).

At BWT AG, the number of employees was 344 (previous year: 323). The increase was due to the move of employees from an Austrian subsidiary in the area of swimming pool technology. The average number of employees amounted to 344 during the year 2001 (previous year: 308).

The issue of "Learning – Knowing – Training" was at the centre of our personnel strategy this year. A "learning BWT organisation" is more than the sum of the individual learning outcomes in a business. The development of each individual employee, as well as that of the entire company, is a virtuous circle.

Knowledge management and personal development are engines for outstanding changing processes. At BWT Group we place great value on partnership and quality. This not only relates to production quality, but also the level of personal development of the employees.

The business structure of BWT is characterised by team spirit, loyalty, motivation and enthusiasm of the employees as well as co-operation with management based on fairness and respect. The continuous development of the "BWT family" is an important foundation for the successful future in a market which is characterised by globalisation, technical and information increases.

Particularly in difficult economic times, the quality and commitment of the employees is a very important competition factor. The executive board of BWT AG would like to thank all these very committed employees for their excellent service in the dynamic and successful development of the Best Water Technology Group of companies.



BWT – committed to the environment

Modern weather stations give us insights into global climate change, ozone depletion, underground watercourses in deserts, pollution of oceans, the El-Nino-Effect and volcanic eruptions.

Carbon, gas and oil resources represent huge sources of accumulated solar energy and carbon dioxide. They were built up in chemical and geological processes during a period of many millions of years. Today's civilisations will exhaust these fossil fuels within a few centuries. In this process, society generates such enormous amounts of exhaust gases, quite apart from the natural sources of carbon dioxide, such as volcanoes, that the amounts produced can no longer be assimilated by the existing plant cover or by plankton in the sea.

In order to produce 1 m^3 of wood, a tree consumes 912 kg of CO_2. When 1 litre of fuel oil is burned, 2.7 kg of fossil CO_2 are generated. When burning 1 m^3 natural gas, 1.9 kg of fossil CO_2 are blasted into the atmosphere. In the year 1945, burning of fossil fuels sent one billion tonnes of carbon dioxide into the atmosphere; today we generate ca. seven billion tonnes of CO_2 annually. Greenhouse gases have spread across the entire planet and will remain there for the lifetime of generations. As a result, mankind has changed the composition of earth. A change in world climate follows.

In the year 1992, the peoples of the earth made a binding agreement, the Agenda 21 at the Environmental Conference of the United Nations. It serves as the target for sustainable development. The aim is to allow for the economic, ecological and social requirements of our society in such a way as to continue to ensure the basis for a worldwide peaceful coexistence of future generation.

BWT is committed to the idea of sustainable development.

Sustainability is no panacea, but a learning process with many conflicts, which BWT faces up to. BWT supports the process of sustainable development through intense efforts in research and development. The uppermost target is the constant optimisation of the product and process technology in keeping with the criteria of environmental compatibility, social compatibility and economic viability.

Thus, BWT strives to work eco-efficiently:

- to develop environmentally and socially compatible technologies,
- to manufacture consumer goods which have a long life cycle and are environmentally compatible,
- to use regenerative energies and to reduce the use of fossil fuels
- to display social and ecological concern beyond the company's aims
- to support the protection of biodiversity

BWT's eco-efficient company strategy

Quality management at BWT

The EU's EMAS directive and the ISO14000 standard series represent a comprehensive, systematic concept for a commercial environmental and quality management and for its standardisation. BWT is constantly working on the adherence to environmental legislation, uses the best, economically viable technology, and is working on a standardised performance of eco-audits.

Audits of BWT companies and a great number of quality labels are the proof that high expectations of the quality of our company guidelines are being met.

In February 2002, the BWT Wassertechnik GmbH, Schriesheim, Germany was certified according to ISO 14000.

BWT is continuously working on the ecological vision of the fuel cell

The high performance polymer by FuMA-Tech offers new perspectives and opportunities for fuel cell technology. BWT stands up for the sustainable use of the entire water cycle. Environment-compatible energy generation and the efficient use of scarce resources are central challenges for the next decades. Fuel cell technology is the basis for an ecological vision of the future.

BWT puts emphasis on management of safety, hygiene and wellness

Drinking water requires safety and hygiene.
Apart from the French chemist Louis PASTEUR (1822-1985), the German doctor Robert KOCH (1843-1910) is also known as the founder of bacteriology.
In 1928, the British Alexander FLEMING discovered that the fungus Penicillium notatum produces a substance which inhibits bacterial growth. He called this antibiotic "Penicillin".
In 1973, researchers produced the first genetically moderated bacterium.
In 1977 American scientists were the first to introduce human genetic information in bacteria.
In 1997 bacteriologists completed decoding the genome of the Escherichia coli bacterium.
In 2001 the dreaded Legionnaire's disease spreads like wildfire in the Spanish town of Murcia. The bacterium Legionella pneumophila causes severe pneumonia and multiplies particularly quickly in air conditioning units, boiler installations and all industrial and domestic warm water installations.

Through intensive research and development work, BWT has introduced visionary products into the market. These increase and guarantee the safety and hygiene of drinking water. Rust and limescale deposits increase the surface of the internal walls of water pipes, so that organisms can attach and multiply more easily. In order that the quality of drinking water can be guaranteed, the formation of encrustations and limescale deposits must be prevented so that the adhesion of bacteria and other single-cell cultures is prevented.



The B-Safe concept

The B-Safe concept stands for a standard in water treatment with the aim of achieving optimum drinking water quality. For a variety of reasons, contamination such as bacteria, heavy metals or nitrates can get into the drinking water and this will result in negative consequences for our health. The focus of our strategy is to find solutions for hygienic and chemically faultless drinking and process water for private consumers, municipalities, hotels, leisure complexes as well as commerce and industry. Thus, the B-Safe concept stands for more safety in drinking water.

Safety from the Antibak hygiene protection filter

In Antibak, BWT has developed the worldwide first self-disinfecting hygiene protection filter which operates without the use of chemicals.

Safety from Calfi limescale protection filter

In Calfi, BWT can offer the first domestic water station with integrated limescale protection.

Safety from AQA total-plus

With this, BWT sets true standards in modern water treatment. The product series of the tried and tested limescale protection devices AQA total types 1500 and 2500 was extended by a rust prevention function.

The advantages:

- Safe limescale and rust protection
- Reliable value protection
- Optimum drinking water quality, the calcium remains in the drinking water
- Economy and efficiency
- Unproblematic installation, operation and service

Safety from UV technology

UV technology is a physical process for the inactivation of micro-organisms. BWT Bewades devices supply hygienically impeccable water for the disinfection of drinking water, cooling water and ultra-pure water. The BWT/Christ Group has been able to increase its range of UV devices for industrial and municipal applications through marketing contracts.

Safety from ozone technology

Ozone is one of the most potent oxidisers and is used in a variety of setting such as swimming pools, mineral water and in cooling applications for the oxidation of unwanted organic and inorganic substances. The capability range of BWT Bewazon devices ranges from 1 g/h to 700 g/h.

Wellness needs the high quality of BWT water

The new health-conscious generation will utilise all the power of water for prevention of illness, activation of healing powers and a lifting of the soul. In the wellness temples life in all its aspects should be experienced through bubbling, gushing water. Relaxation is thus to be found. Water is to ensure that we feel well again. However, this mass trend bears great dangers for water as well as the population. Here, too, BWT accepts great responsibility for the high quality of drinking and household water. The most modern BWT water treatment technologies will ensure safety and hygiene for wellness, prevention of illness and therapy.

Leading environmental technology in the industrial and municipal markets

In the business area Aqua Systems Technologies (AST) environmental compatibility is an important requirement in generating technological solutions for customers. This is most decidedly the case in industrial waste water. As a result of the constantly increasing severity of environmental regulations this area is growing very strongly. Those who are able to offer the most environmentally friendly solutions will benefit the most. Within the AST area, the BWT Group has water recycling techniques which not only decrease water consumption dramatically, but also filter important minerals and resources out of process and waste water which can then be re-used in the production process. BWT has also been successfully involved in zero-influx-solutions. These are factories which do not generate any waste water and therefore no environmental pollution. Apart from these very sophisticated solutions, the AST Group treats industrial waste water of any type, so that there are no concerns about them being routed into the public sewerage system.

For municipal customers, the AST Group is also leading in drinking and waste water treatment. Here, we are not only working with physical and chemical processes but increasingly also with biological ones.

The AST business area is particularly concerned that the required grade of purity of the process water concerned can be achieved with as low a use of chemicals as possible. Specially developed processes substantially reduce the use of chemicals. This is not only important for the environment, but also has a positive effect on operating costs.

BWT's eco-communications

Environmental concerns are included in BWT's communications both internally and externally, both in order that customers and market partners can be alerted to the problem of environmental concerns and to act as a signal.

BWT is in the process of preparing an initial substantial environmental report, which informs on specific environmental activities (product and process ecology). BWT AG, Mondsee, supports the local groups of the Austrian nature youth movement (ÖNJ), which encourages the protection of species and biotopes in indigenous moors and forests.



Outlook 2002

Following the successful restructuring of the group, management expects earnings growth of ca. 60% toEur24 million for the coming business year 2002. This will be achieved due to non-applicability of one-off costs, the increased use of synergies (move of overall responsibilities for Aqua Systems Technologies to Christ, better use of the central purchasing function etc.) and the increase in the order book by +20.5% to €115 million. Turnover is likely to grow moderately by 5.8% to €444 million.

Our operational focus for the year 2002 lies in the dynamic internationalisation of the three BWT business areas Aqua Ecolife Technologies (AET), Aqua Systems Technologies (AST) and Fuel Cell Technologies FCMT), particularly the area of AST.



Annual Accounts 2001

BWT Group
According to IAS



I. BWT Group: Consolidated Group Balance Sheet as of 31. Dezember 2001

ASSETS	Note	Position on 31.12.2001 (in €1000's)	Position on 31.12.2000 (in €1000's)
Intangible asset	(8)	60,729.0	41,950.4
Tangible assets	(8)	77,294.4	79,348.6
Financial assets	(9)	3,703.0	20,681.3
Fixed assets		141,726.4	141,980.3
Inventories	(10)	57,129.3	44,230.5
Trade receivables	(11, 12)	137,904.8	114,533.1
Other receivables	(13)	16,757.1	11,558.1
Cash at bank and in hand	(14)	19,529.9	24,987.9
Current assets		231,321.1	195,309.6
Latent taxes	(15)	7,048.9	6,727.3
Accruals		1,703.0	1,475.7
TOTAL ASSETS		381,799.4	345,492.9

EQUITY AND LIABILITIES

EQUITY AND LIABILITIES	Note	Position on 31.12.2001 (in €1000's)	Position on 31.12.2000 (in €1000's)
Subscribed capital		17,833.5	16,500.0
Capital reserves		17,095.8	17,460.2
Revenue reserves		75,338.4	63,604.8
Difference in equity arising from movements in exchange rates		9103	312.2
Equity	(16)	111,178.0	97,877.2
Shares owned by third parties	(16)	1,132.5	15,535.2
Reserves for social capital	(17)	21,465.3	20,754.2
Contingent tax reserves	(15)	5,685.5	2,756.5
Current tax reserves		2,695.9	4,118.9
Other reserves	(18)	32,438.3	28,607.7
Reserves		62,285.0	56,237.3
Bonds	(19, 20)	17,000.0	17,969.1
Liabilities to financial institutions	(20, 25)	115,716.4	65,973.1
Trade creditors	(26)	37,503.7	37,622.4
Other liabilities	(12)	34,534.1	52,784.2
Liabilities	(20, 25)	204,754.2	174,348.8
Accruals	(21)	2,449.7	1,494.4
TOTAL EQUITY AND LIABILITIES		381,799.4	345,492.9

II. BWT-Group: Consolidated Profit and Loss Account for the Business Year 2001

	Note	2001 in €1000's	2000 in €1000's
SALES	(1)	419,523.3	399.042.7
Other operating income	(2)	6,030.0	9,883.2
Change in stock and work in progress		5,112.7	678.6
Other own work capitalised		520.5	421.6
Cost of materials and purchased production services	(10)	-198,087.0	-184,298.0
Personnel expenses	(3)	-120,741.0	-117,582.5
Depreciation	(4)	-13,517.2	-12,178.3
Other operating expenses	(5)	-72,711.9	-70,784.3
RESULT FROM ORDINARY ACTIVITIES		26,129.4	25,183.0
Financial result	(6)	-4,997.3	-3,259.8
Income from associated companies		311.3	286.5
PROFIT BEFORE TAXES		21,443.4	22,209.7
Taxes	(7, 15)	-5,692.8	-5,729.3
PROFIT AFTER TAXES		15,750.6	16,480.0
Minorities share in profits	(16)	-542.8	-1,077.0
PROFIT FROM ORDINARY ACTIVITIES		15,207.8	15,403.4
GROUP PROFIT		15,207.8	15,403.4
Earnings per share (in €):	(26)		
Undiluted		0.90	0.93
Diluted		n/a	0.92
Weighted average number of shares in issue		16,833,375	16,500,000

III. BWT Group: Cash Flow Statement for the Business Year 2001

		Note	2001 €1000's	2000 €1000's
+	Profit for the year		15,207.8	15,403.3
-	Gains (+ losses) on disposal of fixed assets		-1,689.1	-1,543.6
+-	Depreciation -(weite-ups) on tangible fixed assets		8,269.2	8,424.1
+-	Depreciation -(weite-ups) on intangible fixed assets		5,248.1	3,754.2
+-	Depreciation -(weite-ups) on financial assets		48.7	56.5
+	Additions to (-dissolutions of) long term provisions		1,674.0	-658.3
	CASH-FLOW from result		28,758.7	25,436.2
-	Increase (+decrease) in inventories including deposits paid		-12,898.8	4,275.4
-	Increase (+decrease) in receivables, latent taxes and accrued assets		-23,043.8	-14,599.0
+	Increase (+decrease) in deposits received and accrued liabilities		5,336.7	3,408.3
+	Increase (+decrease) in trade creditors, bills of exchange, group and other liabilities		3,243.7	3,532.6
+	Increase (+decrease) in short term provisions (including for latent taxes)		2,900.7	5,872.4
	CASH-FLOW from operating activities	(23)	4,297.2	27,925.9
-	Investments in intangible and tangible fixed assets		-14,875.8	-16,683.9
-	Investment in financial fixed assets		-201.2	-874.5
+	Sale of fixed assets and other financial investments		18,011.8	14,084.7
-	Increase in fully consolidated companies		-33,561.2	-36,351.5
	CASH-FLOW from investment activities	(24)	-30,626.4	-39,825.2
-	Dividends paid		-3,630.0	-3,481.5
+	Variation in shares owned by third parties		153.6	1,410.6
+-	Change in liabilities from bills of exchange		171.7	1,061.3
+-	Change in long term financial liabilities		5,036.1	6,996.9
+-	Change in short term financial liabilities		18,541.6	13,180.5
	CASH-FLOW from financing activities		20,273.0	19,167.8
+-	Cash Flow from operating activities		4,297.2	27,925.9
+-	Cash Flow from investment activities		-30,626.4	-39,825.2
+-	Cash Flow from financing activities		20,273.0	19,167.8
	Change in cash		-6,056.2	7,268.5
+	Cash at beginning of period		24,987.9	12,004.7
+-	Change due to increase/decrease in consolidated companies		0.0	5,844.1
+-	Effect of exchange rate movements		598.2	-129.4
	Cash at end of period		19,529.9	24,987.9
	Composition of liquid funds			
	Cash tills, cheques, bank balances		19,464.6	24,976.5
	Securities (held for trading)		65.3	11.4
			19,529.9	24,987.9

IV. BWT Group: Development of Equity

	Subscribed capital €1000's	Capital reserve €1000's	Capital reserve €1000's	Difference due to exchange rate movements €1000's	Total €1000's
Position on 1.1.2000	11,991.0	22,476.9	51,534.1	-666.5	85,335.5
Group profit	0.0	0.0	15,403.3	0.0	15,403.3
Dividend distribution	0.0	0.0	-3,481.5	0.0	-3,481.5
Currency conversion	0.0	0.0	0.0	978.7	978.7
Capital increase	4,509.0	-4,509.0	0.0	0.0	0.0
Receivable minorities	0.0	0.0	-358.8	0.0	-358.8
Other changes	0.0	-507.7	507.7	0.0	0.0
Position on 31.12.2000	16,500.0	17,460.2	63,604.8	312.2	97,877.2
Group profit	0.0	0.0	15,207.8	0.0	15,207.8
Dividend distribution	0.0	0.0	-3,630.0	0.0	-3,630.0
Currency conversion	0.0	0.0	0.0	598.1	598.1
Capital increase	1,333.5	-364.4	0.0	0.0	969.1
Receivable minorities	0.0	0.0	155.8	0.0	155.8
Position on 31.12.2001	17,833.5	17,095.8	75,338.4	910.3	111,178.0

Notes to the Profit and Loss Account of the BWT Group



V. Notes for 2001

These annual accounts of BWT AG, located in Mondsee (Austria), were compiled to the rules of the International Accounting Standards Committee (IASC) which were in force at the balance sheet date. The Group accounts fulfill the conditions according to para. 245a öHGB (Austrian Commercial Code), which states that where a parent company which compiles group accounts and a group management report according to internationally recognised principles, it is released from its obligation to compile accounts on the basis of the national regulations of the Commercial Code.
The Group accounts are in agreement with the directives of the European Union regarding group accounts (Directive 83/349/EEC). In interpreting the IAS, the interpretations of the Standing Interpretation Committee (SIC) were taken into account.
During the business year 2001, the BWT Group applied the following standards for the first time:

IAS 12 (Revised 2000)	Income Taxes
IAS 19 (Revised 2000)	Employee Benefits
IAS 39	Financial Instruments
IAS 40	Investment Property

The entire accounts for the business year 2001 are compiled in € 1000's (rounded in keeping with commercial rounding methods). When adding rounded amounts and percentages, the use of automated calculation aids may result in differences due to rounding.

Differences between IAS and Austrian According principles

Principal differences

As the Austrian balance sheet law stresses the protection of creditors, the commercial caution principle has been allocated a significant role. Equally, the relevance of the company's commercial accounts for tax purposes leads to corresponding influences on accounts compiled to the Austrian Commercial Code.

In contrast, the primary aim of accounts compiled to IAS is the provision of information relevant to the decisions taken by shareholders and investors. As a result, in IAS, the comparability of accounts – over a period of time, as well as among companies – is allocated a higher priority than in the Austrian Commercial Code.

Goodwill arising on consolidation

In IAS 22, goodwill arising from capital consolidation is capitalised and written off over its useful life, while öHGB (Austrian Commercial Code) also allows goodwill to be offset against reserves.

Tangible and intangible assets

In commercial legislation, the lengths of depreciation periods and periods of useful life are characterised by the principle of caution. IAS demand continual reassessment of the actual useful lives; this leads to a tendency of applying longer useful lives in IAS valuations. In order to evaluate any necessary need for write-downs, an impairment test in accordance with IAS 36 is to be carried out.

Finance leases

While in the allocation criteria laid down by öHBG (Austrian Commercial Code) leasing contracts are usually qualified as operating leases with the leased object continuing to be owned by the lessor, IAS 17 (revised 1997) calls for an evaluation from a commercial viewpoint and not a valuation based solely on the contractual relationship. In certain cases, a leasing contract may therefore be classified as a finance lease which is to be allocated to the lessee in whose accounts it is to be stated as an asset at book value, with the obligations to the lessor being recorded as a liability.

Inventories

In inventories, write-downs as a result of decreased market prices are only carried out if the goods' book values are not covered by their sales prices.

Receivables from manufacturing contract

In Austrian balance sheet law, turnover and profit are only to be realised after they complete delivery of the goods or services to the customer (completed contract method). In accordance with IAS 11 (revised 1993), long term orders can be accounted for using the percentage-of-completion method which takes into account delivery progress with proportionate realisation of profits, with the degree of completion either derived from a detailed project progress report (stage of completion method), or computed from costs incurred in relation to the estimated total cost of the project (cost to cost method).

Financial assets

Short term financial assets are recorded at market values (prices at the balance sheet date). In contrast to the Austrian Commercial Code, any write-up in the value of the asset is not restricted to its original purchase price

Valuation of foreign currencies

There is a difference between the two accounting methods in the evaluation of unrealised profits from foreign currency valuations on the balance sheet date. In Austrian law, only unrealised losses are to be accounted for in keeping with the imparity principle, while in IAS unrealised gains must also be accounted for, with currency fluctuation therefore impacting on results in every case. Unrealised currency gains or losses from intra-group loans are accounted for via equity without being taken through the profit and loss account.

Latent taxes

The tax effects of the differences in timing between tax accounts according to Austrian law and the IAS accounts are represented by setting up latent tax positions both on the assets and the liabilities side. Latent tax assets are also to be formed for tax loss carry forward, if these losses are expected to be utilised by future taxable profits.

Personnel provisions

In öHGB (Austrian Commercial Code) provisions for pensions are formed without regard to increases in salaries, using the partial value method and a discount rate of usually 6%. The valuation of future severance payments and anniversary bonuses is usually carried out using actuarial discount rates of 4% or 5%, not the actual increases in salaries.

In IAS 19 (revised 1998), personnel provisions (provision for pensions and similar obligations, provisions for severance payments, provisions for anniversary bonuses) are calculated according to the projected-unit-credit method. The interest rate is determined by current long term interest rates in the capital markets at the balance sheet date, future salary increase are taken account of for the period to the employees' retirement. As a result, during its accumulation phase, the provision increases more rapidly than if using the partial value method proscribed by Austrian Commercial Law.

Other provisions

The definition of provisions in IAS is based on a different understanding of the principle of caution compared with Austrian commercial law. In IAS, the value of the provision is determined by the value that has the highest probability of arising, and not – as is the case in Austrian commercial law – the value arising from applying the principle of commercial caution. While the formation of expense reserves is permissible in Austrian commercial law, it is not permissible in IAS 37.

Extended publication requirements, obligation to inform

Within the framework of IAS accounting, there is an obligation to provide detailed explanations in the notes for the individual positions of the balance sheet, the profit and loss account, the flow of funds statement and the development of equity, in order that a picture is conveyed in the annual accounts which corresponds to the actual circumstances of the company. Beyond this, there are further information requirements, in particular regarding the business divisions, associated companies and derivative financial instruments, which are not covered by Austrian commercial law.

General Notes

Fundamentals

The BWT Group, headquartered in Mondsee, is Europe's leading water technology group of today, offering water treatment products and processes for the entire water cycle, "from source back to earth". The innovative product range corresponds to the latest scientific discoveries and is optimised ecological and economic criteria in mind.

BWT Aktiengesellschaft is present world-wide through 56 subsidiaries and has ca. 2,500 employees.

The business activities are devided into four divisions:

Aqua Ecolife Technologies:	in this business division, BWT is present with innovative water technology products for drinking water, consumption water and swimming pool water treatment (filter technologies, limescale protection, softening, disinfection etc.)
Aqua Systems Technologies:	this division concentrates on customer-specific high-tech water treatment plants and in this, is particularly focussed on the pharmaceuticals, the semiconductor, the beverage and the energy generation industries as well as municipal drinking and waste water treatment.
Fuel Cell Membrane Technologies:	this business division concentrates on the development and the distribution of so-called "proton exchange membranes", the heart of the new energy source "fuel cell".
Aqua Finance:	this division covers real estate administration and other financial participations.

The accounting methods of the companies included in the group accounts are based on the uniform accounting rules of the BWT Group.

The accounts of all material companies or those national or international companies were to be audited on the basis of their respective national legislation, were audited by independent auditors and insofar given unrestricted approval. The correct conversion of the commercial accounts I into individual accounts compiled to unified group guidelines was also approved.

In keeping with IAS 27, the balance sheet date of the group accounts is equal to the balance sheet date of the parent company. The annual accounts of companies fully and partially consolidated were compiled on the basis of historical purchase and production costs. In order to improve clarity of presentation, certain position of the balance sheet and in the profit and loss account were combined. A detailed presentation is supplied in the notes.

General Notes

Consolidated companies

The overview of the principal consolidated companies can be found in appendix V.1. Apart from BWT AG itself, the group accounts include 54 fully consolidated companies (previous year: 59). One company was equity-consolidated (previous year: one) and one company was consolidated proportionally (previous year: one).

The number of companies developed as follows during the reporting year 2001:

Position on 01.01.2001	62
Change in the type of consolidation	1
First.time consolidation in the reporting year	-5
Merged during the reporting year	-1
Position on 31.12.2001	57

Shares in consolidated companies owned by third parties are stated separately. The shares in profit contained in the profit and loss account but due to third party companies are identified separately in the profit and loss account.

Substantial purchases and sales

Following a public takeover offer for all the registered shares in public ownership of Christ AG, Aesch, BWT AG, Mondsee holds 198,319 shares or 99.16% of the share capital as of 31.12.2001, the balance sheet date.

A total of € 31,792.3K was expended for the purchase of the shares and related fees.

Goodwill arising on capital consolidation in the amount of € 19,711.7K resulted in an increase of goodwill in the group balance sheet when netted against shares owned by third parties in the previous year.

Consolidation method

Capital consolidation is carried out using the book value method. The acquisition cost of purchased shares is netted against the book values at the point in time of purchase of the proportion of equity in the purchased subsidiary. Differences arising as assets from first-time consolidations are carried as goodwill and are subject to scheduled linear depreciation depending on the length of its useful life. Differences arising as liabilities from first-time consolidation, which result from negative expectations of future earnings, are classified as other provisions.

Differences arising as liabilities from capital consolidation are shown as negative goodwill (see appendix V. 2.) and the value of the acquired depreciable asset is dissolved in line with its expected useful life.

Intra-company receivables and liabilities, expenses and earnings as well as intra-group earnings are eliminated if they are not immaterial.

For the associated company that was consolidated using the equity method, the same equity consolidation principles apply as for full and proportional consolidation, with the latest available annual accounts used as the basis for consolidation. For the company included at equity, local valuation methods with minor modifications are used.

For shares in companies in whose business policies the parent has substantial influence (associated companies), the percentage of profits is proportionate to the percentage of equity held (equity method). In this case, the value of any dividend payments is reduced to the proportionate amount.

Material intra-group earnings and losses are eliminated.

Currency conversion in the group

Currency conversion of foreign accounts is carried out using the concept of functional currencies. This is the respective national currency in every case, as the companies operate their businesses independently in financial, commercial and organisational terms.

Apart from equity positions, all the balance sheet positions were converted at their mid-price on 31. 12. 2001. The individual positions of the consolidated foreign companies' profit and loss accounts were converted at the average exchange rate of the period. Differences from currency conversion of the proportionate equity are carried through reserves. Where a foreign company is removed from the consolidated group, the differences in exchange rates are booked through the profit and loss account.

The principal currencies' exchange rates used for currency conversion (outside the Eurozone) developed as follows:

		Exchange rate on balance sheet date		Year average exchange rate	
		31.12.2001 €	31.12.2000 €	2001 €	2000 €
100	Swiss Francs	67.51	65.65	66.28	64.19
100	British Pound	164.29	160.00	161.39	164.70
100	Hungarian Forint	0.41	0.38	0.39	0.38
100	Polish Zloty	28.62	25.81	27.48	24.96
100	Czech Koruny	3.13	2.84	2.95	2.81

Accounting and valuation principles

Intangible assets and tangible assets

Intangible assets and tangible assets were valued at their purchase or production costs, reduced by scheduled linear depreciation. The production costs, apart from unit costs, contain appropriate proportions of material and production overheads. Expenses relating to general administration and interest payable were not capitalised.

Assets are depreciated from the point in time at which they begin to be operated. Linear depreciation is charged over the expected useful life of the respective asset. For assets purchased during the first six months of the accounting year, a full year's depreciation is charged; otherwise six months' depreciation is charged. In determining the expected useful life of an asset, the expected economic or technical lifetime is taken into account.

Assets with a value of below € 350 (assets of minor value) are depreciated fully during the year of acquisition and immediately charged as disposals in the Statement of Development of Fixed Assets.

In the case of probable permanent value impairment, extraordinary depreciation is carried out. In order to examine the correct values of the items in the tangible asset category, we carry out an impairment test. In this, the difference (applicable value) between net sales value and useful value which is calculated as the present value of the associated future financial inflows and outflows, and the current book value are compared. If the book value is higher, a devaluation of the lower applicable value is carried out. If the reasons for the implementation of an extraordinary depreciation no longer apply, the asset is written up to a value no higher than its purchase or production prices less scheduled depreciation. Maintenance is carried as expenditure as long as it does not materially alter the nature of the asset in question.

A difference in value arising from first-time consolidation is carried as goodwill and subject to scheduled depreciation. Additionally, the remaining goodwill is compared to its economic value on each balance sheet date. Any decreases in the future value are booked as extraordinary depreciation.

For assets constructed by the company, the production time is divided into a research and development phase. Costs incurred during the research phase are charged to the profit and loss account immediately. Expenses arising during the development phase are capitalised as intangible assets, if certain conditions relating to the future use of the disbursed expenses apply, above all the technical viability of the developed product or process. The valuation of assets constructed by the company is carried out using production costs less scheduled and unscheduled depreciation.

The depreciation of intangible assets and of consumable assets is linear over the expected economic lifetime of the respective asset.

When evaluating the depreciation principles, the following economic lifetimes were assumed which are unchanged from the previous year:

	Economic lifetime from	to
Intangible asset		
Goodwill	3	20
Software	3	5
Patents, trade marks	5	10
Tangible assets		
Buildings	20	50
Investments in building of third parties	10	20
Machinery	3	10
Business equipment	3	10

Leasing and rental properties

Leasing and rent contracts which result in all risks and rewards arising from the use of the asset being transferred to the Group, are treated as finance leases. At the point in time of purchase, the assets underlying the respective leasing or rent contracts are capitalised at their purchase cost which deemed to be the current value of future leasing or rental instalments and depreciated over the duration of the lease period. The assets capitalised are reflected in the cash values of the future liabilities arising from the unexpired portion of the leasing or rental contract.

Assets used as a result of any other leasing or rental contracts are treated as operating leases with assets remaining the property of the lessor or owner. Rental payments are carried as expenses in the profit and loss account.

Financial fixed assets

Financial fixed assets are not held for trading purposes. If the actual intention and ability to hold the asset to maturity exist, the asset is value at purchase cost, reduced by depreciation in the case of a permanent impairment of its value. If the reasons for the implementation of an extraordinary depreciation no longer apply, the asset is written up to a value no higher than its purchase or production prices less scheduled depreciation.

All the securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost at the point in time of their acquisition and in later periods, at their respective current market values. Changes in values are recorded in reserves and only at the point in time of their sale is a profit or loss realised in the profit and loss account. Market values of securities are the values on the stock market on the balance sheet date.

Other participations, for which a market value cannot be determined without a considerable effort, are valued at their purchase costs reduced by any necessary extraordinary depreciation.

Inventories

Valuation of inventories is carried out using purchase or production costs or current values, if lower. Specifically, write-downs of inventories are not carried out if the book values are covered by the sales prices of the assets. The consumption of primary energy and raw, ancillary and operating materials was calculated using the average cost method. If the turnover of certain stock is deemed to be too low, write-downs are carried out if necessary.

Accounting and valuation principles

Receivables

Trade receivables and other short-term receivables are valued at their nominal value or their acquisition cost, if necessary reduced by value adjustments. Tax receivables are netted off against tax liabilities if they are owed to the same tax authority.

Receivables from long-term orders

In keeping with IAS 11 (revised 1993), long term orders are accounted for using the percentage-of-completion method whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

Cash and liquid assets

Short term financial assets (cash in hand and at bank) are carried under the heading cash and valued at current value.

Provisions

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made using the projected-unit-credit-method. In this method, the expected contributions to be made by the company are distributed over the number of years of service with the company until retirement age. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date in an actuarial study. As these performance-orientated obligations are not tied to individual assets, they are valued in their full amounts.

Calculation of provisions for latent taxes is carried out using the liability method and the tax rate which is to be expected from the inverse situation of the limited differences following the position on the balance sheet date.

Other provisions are formed individually orientated on the size of the uncertain liabilities, whereby the amount that has the highest likelihood of arising, is used.

Liabilities

Liabilities are carried at their acquisition cost or their repayment value, whichever is higher. Liabilities in foreign currencies are valued at the mid-price of the currency concerned on the balance sheet date, or at their secured exchange rate. Arrangement fees for loans are capitalised and written off over the duration of the loan.

Currency conversion

Assets and liabilities accounted for in foreign currencies (currencies outside the Eurozone) are value at the mid-price on the balance sheet date, in the case of secured exchange rates they are converted into Euro at the secured exchange rate. Asset and liabilities valued in European currencies of countries within the Eurozone are valued at their irrevocable exchange rates to the Euro. Write-ups and write-downs resulting from fluctuations in the values of foreign currencies are charged to the profit and loss account.

Earnings realisation

Earnings from goods and services rendered are realised when all material risks and opportunities arising from the good delivered have passed to the purchaser. In order that the progress of orders and the performance of the company is reflected accurately over the accounting periods, long term orders on the basis of a reliable estimate of the degree of completion, total cost and total revenue, are generally assumed to realise the same proportion of the profit as is reflected in the progress of the order (percentage-of-completion method).

Declaration of fair value of financial instruments

The fair value of financial instruments is that amount on which a transaction is based between two mutually independent business partners who are informed and willing to form a contractual relationship. Fair value is often identical to the market price. Fair value is therefore derived from the market information available on the balance sheet date. In view of varying determining factors, the values which are recorded here may differ from those which are realised at a later date.

Financial earnings

Financial expenses include interest payable on financing loans and financing leases, similar expenses and disbursements, currency losses and gains in connection with such financings, and results from currency hedging transactions.

Earnings from financial investments include interest payments, dividends and similar earnings arising from the investment of financial assets, and profits and losses from the sale or the extraordinary write-down of financial assets.

Taxes

Taxes on earnings charged during the business year include the amounts payable by the individual companies from taxable earnings multiplied by the tax rate applicable in their respective countries ("actual taxes") and the movement in tax accruals.

The calculation of the tax accruals position is carried out using the balance sheet liability method for all temporary differences between the values of the balance sheet positions in the IAS Group accounts and their tax values recorded at the individual companies. Further, the likely tax savings from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and temporary differences in connection with participations are excepted from tax accruals. Tax accrual assets are calculated on the following tax rates:

Country	Tax rate
Austria	34%
Germany	40%
France	38%
Italy	36%
Switzerland	25%

Earnings per share

Earnings per share are calculated by dividing group profit after minorities' shares in profits by the weighted average number of issued shares.

Estimates

For the purposes of compiling group accounts, estimates and assumption have to be made to a certain extent which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may vary from these estimates.

Divisional reporting

In keeping with the "management approach" which is the basis of IAS 14 (revised 1997) in primary divisional reporting, company divisions should be defined along the lines of internal reporting structures. In geographical segment reporting, the segmentation is to be carried out by location of the company.

Notes to the Profit and Loss Account

The compilation of the profit and loss account is carried out using the total cost method.

NOTE 1: turnover and divisional reporting

Consolidated group turnover increased by 5.1% during the year 2001, from € 399.0 million to € 419.5 million.

The business division Aqua Ecolife Technologies increased turnover from € 221.9 million by +11% to € 246.4 million.

The division Aqua Ecolife Systems suffered from weakness in the semiconductor market and recorded a slight decrease by -2.8%, from € 176.7 million to € 171.8 million. In the area of Fuel Cell Membrane Technologies in which BWT's subsidiary FuMA-Tech GmbH develops and markets high-quality speciality membranes, turnover was tripled from € 0.4 million to € 1.3 million.

Sales are broken down by business divisions (main breakdown) and regions (secondary breakdown). The breakdown according to business divisions is in keeping with the internal reporting structure of the group. Netting off between the individual divisions is carried out as if for third parties.

The main breakdown encompasses the business divisions described above under "fundamentals", the breakdown by region is carried out according to the location of the group company.

Breakdown by business division

2001	Aqua Ecolife Technologies in € 1000's	Aqua Systems Technologies in € 1000's	Fuel Cell Membrane Technologies in € 1000's	Aqua Finance in € 1000's	Elimination in € 1000's	Total in € 1000's
External turnover	246,367.9	171,817.1	1,338.3	0.0	0.0	419,523.3
Internal turnover	2,828.3	1,317.7	0.0	0.0	-4,146.0	0.0
Total	249,196.2	173,134.8	1,338.3	0.0	-4,146.0	419,523.3
Divisional earnings (EBIT)	**22,889.4**	**5,612.8**	**-2,465.5**	**92.7**	**0.0**	**26,129.4**
Financial result						-4,686.0
Taxes on earnings						-5,692.8
Minorities' share in profit						-542.8
Profit for the year						**15,207.8**
Divisional assets	214,513.2	184,890.7	931.8	9,098.1	-27,634.4	381,799.4
Liabilities	172,270.7	120,143.6	1,184.9	3,524.1	-27,634.4	269,488.9
Investments	7,766.6	6,311.7	480.0	317.5	0.0	14,875.8
Depreciation	-8,005.1	-5,071.5	-216.4	-224.2	0.0	-13,517.2

2000	Aqua Ecolife Technologies in € 1000's	Aqua Systems Technologies in € 1000's	Fuel Cell Membrane Technologies in € 1000's	Aqua Finance in € 1000's	Eliminierung in € 1000's	Summe in € 1000's
External turnover	221,980.5	176,702.2	360.0	0.0	0.0	399,042.7
Internal turnover	4,261.4	1,287.2	72.7	289.3	-5,910.6	0.0
Total	226,241.9	177,989.4	432.7	289.3	-5,910.6	399,042.7
Divisional earnings (EBIT)	**24,619.8**	**2,855.6**	**-2,582.5**	**290.1**	**0.0**	**25,183.0**
Financial result						-2,973.3
Taxes on earnings						-5,729.3
Minorities' share in profit						-1,077.0
Profit for the year						**15,403.4**
Divisional assets	215,175.8	138,594.1	561.4	7,206.4	-16,044.8	345,492.9
Liabilities	147,749.5	97,721.0	511.6	2,143.2	-16,044.8	232,080.5
Investments	7,216.2	8,571.9	879.7	16.1	0.0	16,683.9
Depreciation	-6,937.7	-4,813.4	-208.1	-219.1	0.0	-12,178.3

Notes to the profit and loss account

Breakdown by region

2001	Austria € 1000's	EU region € 1000's	Other € 1000's	Elimination € 1000's	Total € 1000's
External turnover	100,228.2	186,508.0	166,016.8	-33,229.7	419,523.3
Divisional assets	115,479.7	134,547.3	152,464.0	-20,691.6	381,799.4
Investments	4,557.8	3,779.5	6,538.5	0.0	14,875.8

2000	Austria € 1000's	EU region € 1000's	Other € 1000's	Elimination € 1000's	Total € 1000's
External turnover	102,578.9	176,277.7	144,218.2	-24,032.1	399,042.7
Divisional assets	125,267.4	127,720.1	106,200.4	-13,695.0	345,492.9
Investments	5,314.2	2,464.6	8,905.1	0.0	16,683.9

NOTE 2: other operating profit

	2001 € 1000's	2000 € 1000's
Income from the sale of tangible assets	1,689.1	1,543.6
Income from the dissolution of provisions	643.7	1,477.0
Other	3,697.2	6,862.6
	6,030.0	**9,883.2**

The other operating income includes, among others, an amount of € 1,596.9K (previous year: € 3,905.6K) in rental and leasing income and licensing income.

NOTE 3: Personnel expenses

	2001 € 1000's	2000 € 1000's
Wages	12,493.8	11,677.2
Salaries	81,332.0	80,324.9
Expenses for severance payments	1,214.5	1,091.2
Expenses for pensions	1,511.2	909.6
Expenses for legally required social security contributions	22,374.3	22,120.4
Other social security contributions	1,815.2	1,459.2
	120,741.0	**117,582.5**

The average number of employees developed as follows:

	2001	2000
Administrative employees	1,902	1,914
Production workers	544	520
Trainees	49	45
	2,495	2,479

Part-time employees have been included pro-rata.

NOTE 4: deprecation on intangible and tangible assets

	2001 € 1000's	2000 € 1000's
Scheduled depreciation on tangible assets and other intangible assets	10,227.9	9,874.6
Scheduled depreciation on goodwill	3,289.3	2,303.7
	13,517.2	**12,178.3**

NOTE 5: other operating expenses

	2001 € 1000's	2000 € 1000's
Advertising expenses	11,158.1	11,353.7
Fleet and travel costs	12,960.1	10,869.2
Freight and warehousing	8,747.9	7,866.2
Personnel from third parties	4,562.5	7,617.6
Rental and leasing expenses	6,125.3	5,925.0
Consultancy costs	4,314.0	5,449.8
Office, postal and telephone expenses	5,766.8	4,705.7
Provisions	4,630.6	3,226.9
Insurance premiums	2,079.5	2,111.9
Maintenance	2,670.5	1,982.5
Other taxes and fees	2,663.0	1,911.3
Other	7,033.6	7,764.5
	72,711.9	**70,784.3**

NOTE 6: financial result

	2001 € 1000's	2000 € 1000's
Earnings from participations	311.3	286.5
Earnings from other securities	874.1	1,159.7
Other interest and similar income	677.3	641.9
Depreciation on financial assets	-48.7	-58.3
Interest and similar expenses	-6,500.0	-5,003.1
	-4,686.0	**-2,973.3**

NOTE 7: taxes on income and earnings

Calculated to IAS principles, the effective tax rate for the business year 2001 was 26.5% approximately, and for the business year 2000, it was 25.8%.
The current tax expenditure has been calculated as follows:

	2001 € 1000's	2000 € 1000's
Tax expenditure of the business year:		
Austria	883.5	3,486.6
Abroad	4,252.4	3,903.4
Latent tax expenditure/income		
Austria	989.3	-672.4
Abroad	-432.3	-988.3
Total	**5,692.8**	**5,729.3**

Notes to the Profit and Loss Account

Conversion of the income tax liability applying the Austrian corporate tax rate of 34% to the effective tax rate of the reporting period presents itself as follows:

	2001 € 1000's	2000 € 1000's
Tax expenditure at the tax rate of 34%	7,290.8	7,551.3
Difference in foreign tax rates	-322.3	8.5
Tax allowance for research activities	-101.6	-62.7
Tax-exempt income from participations	-279.1	-374.5
Depreciation on participations	-69.3	-69.3
Other	-825.7	-1,324.0
Effective tax liability	**5,692.8**	**5,729.3**
Effective tax rate	**26.5%**	**25.8%**

The position "Other" contains depreciation on goodwill which cannot be offset against income tax, losses for which no latent taxes were capitalised and the effect of consolidation account bookings.

Notes to the balance sheet

NOTE 8: Intangible and tangible assets

The detailed development is documented in the statement of development of assets, which forms an integral part of these group accounts. Changes resulting from the differences in the number of consolidated companies are documented in a separate column. Those amounts that arise from the differences in the exchange rates between the beginning and the end of their reporting years at the foreign companies are documented as differences in exchange rates.

Development costs are only capitalised inasmuch as the necessary conditions according to IAS 38 are met. During the business year 2001, expenses for product and process innovation totalling € 3,315.6K (2000: € 2,483.0K) were capitalised.

The balance sheet position "land and buildings" contains land in the amount of € 17,814.6K (previous year: € 20,637.0K).

The collateral value for mortgage securities amounts to € 8,609.0K (2000: € 13,858.2K).

In keeping with IAS 17 (revised 1997), tangible assets include assets used under leasing contracts which are to be classified as BWT Group property. In particular, this concerns the leased property at BWT France S.A., St. Denis (France). As of 31.12 2001, the capitalised value amounts to € 3,381.5K (31.12.2000: € 3,526.2K) and is classified as "land and buildings" in the balance sheet.

	2001 € 1000's	2000 € 1000's
Purchase cost tangible assets	4,139.1	4,139.1
Cumulative depreciation	757.6	612.9
Book value tangible assets	3,381.5	3.526.2

Minimum leasing instalments payable from the balance sheet date	3,481.3	3,990.8
Present value of the minimum leasing instalments payable within one year	488.1	488.1
Discount rate applied	6.849%	6.849%
Present value of minimum leasing instalment payable between one and five years	1,647.8	1,647.8
Discount rate applied	6.849%	6.849%
Present value of minimum leasing instalments payable after five years	614.8	916.2
Discount rate applied	6.849%	6.849%

NOTE 9: financial assets

	Purchase price € 1000's	Cum. Depreciation € 1000's	Book value 31.12.2001 € 1000's	Book value 31.12.2000 € 1000's
Shares in associated companies	154.6	0.0	154.6	73.0
Participations	1,642.9	0.0	1,642.9	1,857.5
Participation rights	0.0	0.0	0.0	16,881.9
Securities (available for sale)	1,898.5	-100.5	1,798.0	1,747.1
Loans of securities	107.5	0.0	107.5	121.8
	3,803.5	**-100.5**	**3,703.0**	**20,681.3**

Shares in associated companies relate to the participation of Christ AG in Christ Uangiyh Service-Centre Ltd., Taiwan.

Participations relate to shareholdings in the following companies:

	% owned	Purchase price € 1000's	Book value 31.12.2001 € 1000's	Book value 31.12.2000 € 1000's€
Nomura Micro Science Co. Ltd. (Japan)	5%	996.0	996.0	996.0
Wiener Börse AG (Austria)	1%	247.0	247.0	247.0
ADDUXI S.A. (France)	33%	75.0	75.0	75.0
Others		324.9	324.9	539.5
		1,642.9	1,642.9	1,857.5

On 30 September 1997, BWT purchased 117 participation rights at a nominal price of € 7,267.29 in Ratio Holding, Vienna GmbH, at the stated total cost of € 16,881,899.38. The participation rights are securities in a collective document with a nominal value of € 850,272.16 as laid down in para. 24 b) of the Austrian portfolio law. The participation rights document a claim to participation in current profits, in the company's value and in the liquidation proceeds of Ratio Holding GmbH, Vienna. The participation rights are limited to the lifetime of the company. In 2001, BWT AG sold the participation rights at the purchase price stated.

Securities consist of fixed interest bearing securities and shares in various investment funds. Their purpose is to cover provisions for severance payments and pensions in keeping with the rules of paras. 14 and 116 of öEStG (Austrian income tax law).

	31.12.2001 € 1000's	31.12.2000 € 1000's
Fixed interest bearing securities	101.0	16.0
Shares investment funds	1,697.0	1,477.0
Others	107.5	254.1
	1,905.5	**1,747.1**

The current market values of the securities are largely equal to their respective purchase prices. No unrealised gains or losses arose as a result.

NOTE 10: inventories

	2001 € 1000's	2000 € 1000's
Raw, ancillary and operating materials	24,319.0	21,928.1
Unfinished goods	10,131.7	4,331.2
Finished goods and products	20,282.8	16,390.7
Services not yet invoiceable	875.4	968.4
Payments in account	1,520.4	612.1
Total	**57,129.3**	**44,230.5**

The valuation is made with reference to the saleability of the individual products: with the exception of articles and devices which were newly included in the product range during the business year, products with turnover frequencies of over 12 months were written down by between 25% and 100%.

The cost of materials recorded in the profit and loss account breaks down as follows:

	31.12.2001 € 1000's	31.12.2000 € 1000's
Cost of materials	165,894.7	146,296.1
Cost of purchased services	32,192.3	38,001.9
	198,087.0	**184,298.0**

NOTE 11: receivables and other assets

2001	Total € 1000's	of which short term € 1000's	of which long term € 1000's
Trade receivables	90,010.0	90,010.0	0.0
Receivables from long term orders	47,894.8	46,395.4	1,499.4
Receivables from companies in which a participation is held	70.4	70.4	0.0
Other receivables and assets	16,686.7	16,686.7	0.0
Total	154,661.9	153,162.5	1,499.4

2000	Total € 1000's	of which short term € 1000's	of which long term € 1000's
Trade receivables	80,001.4	80,001.4	0.0
Receivables from long term orders	34,531.7	34,531.7	0.0
Receivables from companies in which a participation is held	496.7	496.7	0.0
Other receivables and assets	11,061.4	11,061.4	0.0
Total	126,091.2	126,091.2	0.0

The receivables and other assets are reduced by necessary individual write-downs in the amount of € 1,879.9K (previous year: € 1,824.3K)and general provisions of € 564.0K (previous year: € 1,195.1K) were made.

Receivables from companies in which a participation is held relate mainly to the subsidiaries of Christ AG.

Notes to the Balance Sheet

NOTE 12: long term orders

In keeping with IAS 11 (revised 1993), all those long term orders for which it is possible to reliably evaluate the degree of completion, total costs and total revenues, earnings were realised according to the degree of progress of the work (percentage-of-completion method). Thus, when applying the percentage-of-completion method, earnings are realised at a point in time at which there is no legally enforceable claim to payment. BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method).

Revenue from long term orders	2001 € 1000's	2000 € 1000's
Revenue	50,956.2	10,299.2
Costs incurred to 31.12.	48,090.6	18,459.0
Realised profits to 31.12.	8,694.5	1,607.1
Realised losses to 31.12.	632.1	233.0
Deposits received	12,858.1	8,380.5

Deposits received are classified as other liabilities.

NOTE 13: other receivables

The other receivables are mainly claims to tax refunds.

The position "other receivables and assets" contains revenue in the amount of € 641.3K (previous year: € 1,013.9K) which becomes payable after the balance sheet date. As of the balance sheet date, no securitisation in the form of bills of exchange existed for the receivables.

NOTE 14: liquid assets

	31.12.2001 € 1000's	31.12.2000 € 1000's
Credit balances with credit institutions	19,284.8	24,767.1
Cash in hand	179.8	209.4
Securities (held for trading)	65.3	11.4
Total	19,529.9	24,987.9
Liquidity (net) for purposes of the flow of funds statement	**19,529.9**	**24,987.9**

NOTE 15: latent tax assets

Latent tax assets result from time-limited differences in valuation and classifications between the book values for purposes of IAS accounts, and their respective underlying valuation in the taxation accounts, and are as follows:

	31.12.2001 € 1000's	31.12.2000 € 1000's
Amounts for tax asset accruals:		
Consolidation bookings	1,415.7	1,993.0
Social capital reserves	1,198.4	1,066.3
Latent taxes arising from tax loss carry forward	3,852.6	3,168.3
Other	582.3	499.7
Tax asset accruals	**7,048.9**	**6,727.3**
Amounts for tax liabilities accruals:		
Fixed tangible assets	3,422.1	1,282.1
Other (finance leasing, etc.)	2,263.4	1,474.4
Tax liabilities accruals	**5,685.5**	**2,756.5**
Latent tax assets	**1,363.4**	**3,970.8**

The vast majority of losses carried forward in subsidiaries can be carried forward without time limit, and used for purposes of the reduction of the future taxable income of the company and its consolidated subsidiaries.

In keeping with IAS 12, latent taxes payable on existing losses carried forward in the amount of 3,852.6K were capitalised, as these can be netted off against future taxable profits. Latent tax on losses carried forward was capitalised in the probable amount that is capable of being netted off against taxable profits in the foreseeable future. For the purposes of the Austrian, German and Swiss tax laws, there are no time limitation regarding the use of loss carry forward. No losses were carried forward in any other country. In the course of first-time consolidation, latent taxes were booked to reserves.

Tax expenses break down as follows:

	2001 € 1000's	2000 € 1000's
Corporation tax for the business year (actual amount)	5,201.6	7,575.0
Late payments of corporation tax relating to prior years	-65.8	-185.0
Changes in latent tax assets	557.0	-1,660.7
	5,692.8	**5,729.3**

Notes to the Balance Sheet

NOTE 16: Equity

The composition and development of equity in the balance sheet is documented in the statement of development of equity.

Issued equity consists of 17,883,500 shares each of which represents an equal participation in the issued equity of the company.

The major shareholders of BWT Group include YSRO Holding B.V. (31.6%) and the BWT Private Foundation (18.9%). The free float of 49.5% is held by Austrian and international investors. The shares are quoted on the A tier of the Vienna stock exchange and bear the identification number 073.770.

As laid down in the articles of BWT AG, the Executive Board is entitled to increase the issued equity of the company by a further € 3,500,000.00 on or before 22 June 2005 by means of issuing new shares.

During the business year 2001, the owners the convertible bond have executed the same. Therefore, an increase in the capital was carried out in accordance with the decision of the General Meeting of 27 May 1994, by issuing contingent shares in the amount of € 1,333,500.00 on 1 October 2001.

The legal capital reserve results from the share premium achieved on the occasion of the capital increase during the business year 1994.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceeds the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary is netted off against Group losses relating to subsidiaries.

NOTE 17: reserves for social capital

Calculation of social capital reserves (provisions for pensions, severance payments and anniversary bonuses) is carried out in keeping with the rules of IAS 19 (revised 1998).

Pension provisions

At BWT AG, Mondsee and at German subsidiaries there are direct pension obligations for certain employees as a result of individual agreements. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	Austria	Germany
Actuarial discount rate	5.0%	6.0%
Wage/salary trend	2.0%	2.0%
Pension trend	2.0%	0.0%
Average fluctuation	none	2.0%

	2001 € 1000's	2000 € 1000's
Present value of pension obligations as of 1.1.	16,935.0	17,813.8
Changes in group consolidation	0.0	849.4
Expenses arising from time in service	104.9	104.3
Interest expenses	944.4	182.2
Pension payments	-733.1	-827.1
Actuarial insurance profits/losses	3.7	-1,187.6
Present value of pension obligations as of 31.12.	**17,254.9**	**16,935.0**

Provisions for severance payments

As a result of legal obligations, employees of the Austrian group companies receive a one-off payment in the case of their being made redundant or their retirement. The size of such payments is dependent upon the number of years of service with the company and the circumstances under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	5.0%
Wage/salary trend	2.0%
Pension trend	2.0%
Average fluctuation (deepend upon the number of years in service with the company)	0 – 12%

	2001 € 1000's	2000 € 1000's
Present value of severance payment obligations as of 1.1.	3,677.4	3,059.6
Changes in group consolidation	0.0	357.8
Expenses arising from time in service	297.1	219.6
Interest expenses	161.8	122.3
Severance payments	-61.7	-348.8
Actuarial insurance profits/losses	-89.9	266.9
Present value of severances obligations as of 31.12.	**3,984.7**	**3,677.4**

Provision for anniversary payments

Anniversary bonuses were calculated for the employees of certain Austrian group companies. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

Biometric calculation bases	
Actuarial discount rate	5.0%
Wage/salary trend	2.0%
Pension trend	2.0%
Average fluctuation (dependent upon the numberof years in service with the company)	0 – 12%

	2001 € 1000's	2000 € 1000's
Present value of anniversary bonuses payable as of 1.1.	141.8	108.5
Changes in group consolidation	0.0	28.6
Expenses arising from time in service	11.9	9.8
Interest expenses	7.8	6.7
Anniversary payments	-8.2	-12.1
Actuarial insurance profits/losses	72.3	0.3
Present value of anniversary bonuses payable as of 31.12.	**225.6**	**141.8**

Notes to the Balance Sheet

NOTE 18: other provisions

The development of the other provisions which were valued in keeping with IAS 37 is detailed in the following overview:

Other Provisions	1.1.2001	Changes in group consolidation	Currency Differences	Consumtion	Dissolution	Additions	31.12.2001	of which long term
	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's
Unpaid bills	10,623.0	0.0	45.0	5,674.4	89.6	14.287.7	19.191.4	0.0
Personnel expenses	8,764.5	0.0	63.0	6,740.7	329.2	4,450.9	6,208.5	0.0
Guarantees	5,607.1	0.0	76.2	3,793.5	121.9	2,179.6	3,947.5	0.0
Other	3,613.1	0.0	49.5	2,735.3	99.6	2,263.2	3,090.9	694.5
	28,607.7	0.0	233.7	18,944.2	640.3	23,181.4	32,438.3	694.5

The provision for personnel expenses contains unconsumed holidays, bonus payments and commissions.

The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience.

NOTE 19: loan stock

In November 1999, €17 million in total nominal loan stock, divided into 17,000 equal-ranking bearer bonds with a nominal value of €1000 each were issued. The bonds bear an annual interest rate of 6.875% until their maturity date. Interest is payable annually in arrears on 17 November. The bonds will mature on 17 November 2009. The bonds are traded in the "Freiverkehr" tier of the Frankfurt stock exchange (WP identification number 353.770).

NOTE 20: liabilities

2001	Total € 1000's	of which with a remaining term of below 1 year € 1000's	of which with a remaining term of between 1 and 5 years € 1000's	of which with a remaining term of more than 5 years € 1000's	of which with a remaining term of 1 year and secured on property € 1000's
Loan stock	17,000.0	0.0	0.0	17,000.0	0.0
Liabilities to financial institutions	115,716.4	73,267.4	34,341.1	8,107.9	24,788.3
Deposits received on orders	37,503.7	37,503.7	0.0	0.0	0.0
Liabilities from deliveries and services	13,727.3	13,727.3	0.0	0.0	0.0
Liabilities from the acceptance of bills of exchange and the issue of own bills of exchange	4,204.8	4,204.8	0.0	0.0	0.0
Liabilities to companies in which a participation is held	144.7	144.7	0.0	0.0	0.0
Other liabilities	16,457.3	15,149.3	1,308.0	0.0	0.0
Total liabilities	34,534.1	33,226.1	1,308.0	0.0	0.0
	204,754.2	**143,997.2**	**35,649.1**	**25,107.9**	**24,788.3**

2000	Total € 1000's	of which with a remaining term of below 1 year € 1000's	of which with a remaining term of between 1 and 5 years € 1000's	of which with a remaining term of more than 5 years € 1000's	of which with a remaining term of 1 year and secured on property € 1000's
Loan stock	17,969.1	969.1	0.0	17,000.0	0.0
Liabilities to financial institutions	65,973.1	41,805.9	22,014.6	2,152.6	13,858.2
Deposits received on orders	37,622.4	37,622.4	0.0	0.0	0.0
Liabilities from deliveries and services	9,345.9	9,345.9	0.0	0.0	0.0
Liabilities from the acceptance of bills of exchange and the issue of own bills of exchange	4,033.1	4,033.1	0.0	0.0	0.0
Liabilities to companies in which a participation is held	12.3	12.3	0.0	0.0	0.0
Other liabilities	39,392.8	33,474.8	5,918.1	0.0	0.0
Total liabilities	52,784.2	46,866.1	5,918.1	0.0	0.0
	174,348.7	**127,263.5**	**27,932.7**	**19,152.6**	**13,858.2**

The other liabilities contain, amongst others: other tax liabilities in an amount of € 4,046.3K (previous year: € 4,244.3K) other liabilities for social security in an amount of € 3,338.8K (previous year: € 1,992.4K) and a sleeping partnership according to the Austrian investment fund law in an amount of € 1,962.0K (previous year: € 1,962.0K).

The securities on properties referred to above are mainly mortgage-type securities.

The other liabilities contain expenses in an amount of € 545.9K (previous year: € 302.7K) which fall due after the balance sheet date.

NOTE 21: accruals

Accruals contain mainly revenue accruals.

NOTE 22: other liabilities and uncertain liabilities

Sureties and guarantees

BWT Group has concluded operational rental and leasing contracts with a number of contract partners which mainly relate to the use of cars. The minimum payments payable under these contracts are as follows:

	€ 1000's
2002	5,671.5
2003 – 2006	11,340.7
In following years	0.0

The total rental and leasing expenses during the business year amounted to € 6,125.3K (previous year: € 5,925.0K).

The company has assumed the following sureties and guaranties:

Sureties and guarantees

	31.12.2001	31.12.2000
Sureties and bank guarantees	40,734.9	30,663.2
Liabilities arising from bills of exchange	4,917.4	5,495.8
	45,652.3	**36,159.0**

There are no financial liabilities over and above those detailed.

Outstanding legal disputes

There are some legal disputes typical for the industry. Inasmuch as the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 was formed. Management expects that as a result of the other disputes, no significant impact on the asset, finance or earnings position of BWT Group is to be expected.

Notes to the cash flow Statement

The cash flow statement shows how the means of payment of the group have changed during the reporting year as a result of cash inflow or outflow. The effects of company purchases were eliminated and are detailed in the position "changes in cash due to changes in group consolidation". Within the cash flow statement, there is a distinction between operating activities, investment business and financing. Liquidity recorded in the cash flow statement includes cash at hand, cheques, cash at financial institutions and securities (held for trading).

NOTE 23: cash flow from operating activities

The cash flow from operating activities shows the money flows arising from delivery and service relationships rendered and received during the business year. The cash flow from operating activities of € 4,297.2K (previous year: € 27,925.9K) includes changes in current assets.

Other information:

	31.12.2001 € 1000's	31.12.2000 € 1000's
Interest payment deposited	636.2	609.8
Interest paid out	6,797.6	4,641.5
Tax payments	5,568.7	4,301.5

NOTE 24: cash flow from investment activities

Purchases of tangible assets and financial assets resulted in expenses in an amount of € 15,077.0K (€ 17,558.4K).

For the acquisition of companies, expenses of € 33,561.20K (previous year: € 36,351.5K) arose. Of these, the amount of € 31,792.3K relates to the purchase of the remaining shares in Christ AG, Aesch, and the amount of € 1,768.9K relates to payments of the outstanding instalment for the purchase of shares in Neher Bad & Wellness Systems GmbH, Villach.

NOTE 25: financial instruments

A distinction is made between primary and derivative financial instruments.

Primary financial instruments

The amount of primary financial instruments is documented in the balance sheet. On the asset side, the amounts given also include the maximum risk of default of capital or interest payment as there are no general agreements on repayments in these cases. The risk regarding receivables from customers is regarded as low as the creditworthiness of new and existing customers is continually checked and no more than 5% of total receivables are outstanding to any one customer.

The credit risk arising from the investments of cash and securities is limited as these are held almost exclusively by Austrian companies, and BWT Group only works with financial partners who have a good credit rating.

Due to the decentralised European group structure of BWT Group, loan financing for the purposes of short term assets are made in the respective currency of the local company. Therefore, currency risks are limited since the expenses arising from such financings are also billed in the respective local currency. However, risks from financing transactions arise at the parent company in Swiss Francs and Japanese Yen.

Notes to the Cash Flow Statement

2001	Book value € 1000's	Market value € 1000's	Effective interest rate in %
Fixed interest bearing securities, other	101.0	101.0	3.20
Shares in investment funds	1,697.0	1,697.0	5.70
Loans	107.5	107.5	5.54
Total	**1,905.5**	**1,905.5**	

2000	Book value € 1000's	Market value € 1000's	Effective interest rate in %
Participation certificates	16,881.9	16,881.9	6.89
Fixed interest bearing securities, other	270.3	270.3	5.97
Shares in investment funds	1,477.0	1,477.0	1.54
Loans	121.8	121.8	6.20
Total	**18,751.0**	**18,751.0**	

Interest-bearing financial liabilities

Financial obligations to non-banks

Type	Currency	Nominal in 1000's of local currency units	Book value in € 1000's	Effective interest rate in %
Convertible loan	EUR	17,000	17,000	4.12
Sleeping partnership in accordance with the Austrian investment fund law	EUR	1,962	1,962	4.42
Total			18,962	

Fixed-interest financial liabilities to financial institutions

Type	Currency	Nominal in 1000's of local currency units	Book value in € 1000's	Effective interest rate in %
Loans	EUR	14,940	14,940	4.74
	SF	11,000	7,427	4.60
	GBP	2,000	3,286	5.78
		Total	**25,653**	
Advances	EUR	14,161	14,161	3.83
	SF	65,415	43,693	2.57
	GBP	1,000	1,643	4.77
	JPY	591,944	5,141	0.55
		Total	**64,638**	
Total			**90,291**	

Variable-interest financial liabilities to financial institutions

Type	Currency	Nominal in 1000's of local currency units	Book value in € 1000's	Effective interest rate in %
Loans	EUR	9,755	9,755	4.49
	CZK	22,635	832	8.00
		Total	**10,587**	
Overdrafts	EUR	4,493	4,493	5.60
	SF	5,032	3,397	3.90
	GBP	3,870	6,358	5.00
	SEK	3,981	425	4.50
	HUF	40,405	165	11.00
		Total	**14,838**	
Total			**25,425**	

Financial derivatives

For purposes of containing the risk of changing interest rates, the parent company has entered into the following interest rate swap contracts (fair value hedge):

	31.12.2001 Nominal value € 1000's	31.12.2000 Market value € 1000's	Nominal value € 1000's	Market value € 1000's
Interest rate swap 1999 - 2004	17,000	386.6	17,000	-152.6
Interest rate swap 1999 - 2009	17,000	886.5	17,000	433.9
Interest rate swap 1999 - 2009	17,000	249.2	17,000	204.3

In order to hedge currency risks, the following currency futures contracts were entered into by Christ AG:

		31.12.2001		31.12.2000	
	Currency	Nominal value	Market value € 1000's	Nominal value	Market value € 1000's
Purchase of Euro futures against US$	US$ 1000's	0.0	0.0	5.000.0	205.0
Sale of US$ futures against SF	US$ 1000's	2,500.0	-111.1	3,000.0	236.8

The valuations are regularly based on assumptions of future market developments and use valuation models, so that differing assumptions and/or models may lead to varying results.

NOTE 26: other information

Material events after the balance sheet date	Events occurring after the balance sheet date, which are of material importance for the valuation on the balance sheet date and to be booked or laid open in accordance with IAS 10 (post balance sheet date events, revised 1999) are either taken account of in these group accounts or not known.
Information on transaction with close companies	There are consultancy contracts of limited size with certain members of the supervisory board; the contractual terms are equal to those with third parties.

Information on the boards of the company

The total remuneration of the members of the BWT executive board amounted to € 671.1K (previous year: € 371K) during the business year; no payments were made to former members of the executive board or their descendants.

The members of the supervisory board only received expense reimbursements for the activities during the business year 2001. There are no loans or credit guarantees to members of the executive or the advisory board.

During the business year 2001, the members of the executive board were:

Mr. Andreas Weißenbacher (Chairman)
Mr. Gerhard Speigner
Mr. Massimo Grassi
Dr. Karl Michael Millauer (from 8 January 2001)

During the business year 2001, the members of the supervisory board were:

Mag. Dr. Leopold Bednar (Chairman)
Dr. Wolfgang Hochsteger (Deputy Chairman)
Dipl. Vw. Ekkehard Reicher
Mrs. Gerda Egger
Dr. Reinhard Salhofer (up to 23 May 2001)
Mr. Klaus Reinhard Kastner (from 23 May 2001)

Earnings per share

The undiluted earnings per share are calculated by dividing group profit by the weighted number of voting shares in issue during the year.

	2001	2000
Group profit in € 1000's	15,207.8	15,403.4
Weighted number of shares in issue	16,833,375	16,500,000
Earnings per share in €	0.90	0.93

The diluted earnings per share in the year 2000 take into account the convertible loan stock.

	2000 € 1000's
Adjusted profit for the year:	
Profit for the year	15,403.4
Interest expense	1,585.4
Current tax expenses	-539.0
	16,449.8
Number of shares arising from conversion of the convertible loan	1,333,500
Number of shares on which the diluted earnings per share calculation is based	17,833,500
Diluted earnings per share in €	0.92

Proposal for profit distribution

In keeping with the provisions of the Austrian joint stock corporation law, the company accounts of BWT AG to 31.12.2001, which were compiled to Austrian accounting laws, form the basis of the dividend payment. These accounts show a balance sheet profit of € 34,141,915.75.

The executive board proposes the following profit distribution to the General Meeting at 29 May 2002:

a) that a dividend of € 0.18 per share and a bonus of € 0.04, in total € 3,630,000, be paid on the 16,500,000 shares (WPKNr. 073770)

b) that a dividend of € 0.045 per share and a bonus of € 0.01, in total € 73,342.50, be paid on the 1,333,500 shares entitled to dividends from 1.10.2001 (WPKNr. 073772)

c) that the remaining € 30,438,573.25 be carried forward to the new business year.

Andreas Weißenbacher
Vorstandsvorsitzender

Gerhard Speigner
Finanzvorstand

Massimo Grassi
Vorstand

K.M. Millauer
Vorstand

Overview of material participation companies (Appendix V.1.)

The following material companies were Group consolidated as of 31. December 2001:

Abbreviation	Company, location	total held in %	indirectly held in %	via	Consolidation type
AS	Aqua Service GmbH, Mondsee	100.000%			F
IQ	IQ Corporation GmbH, Vienna	100.000%			F
AHS	ARCANA Hygienesysteme GmbH, Vienna	100.000%			F
NEHER	Neher Bad & Wellness Systems GmbH, Villach	74.000%			F
CWTAG	CHRIST WATER TECHNOLOGY AG, Mondsee	100.000%	25.820%	BWTD	F
CAG	Christ AG, Aesch	99.160%			F
BWTGSTV	BWT GrundstücksverwaltungsGmbH, Schriesheim	100.000%			F
BWTVV	BWT VermögensverwaltungsGmbH, Schriesheim	100.000%			F
CILVW	Cillit Wassertechnik VerwaltungsGmbH, Schriesheim	100.000%			F
CCI	Cillichemie Italiana S.R.L., Milan	100.000%			F
BWTP	BWT Polska Sp.z.o.o., Warsaw	100.000%			F
BWTH	BWT Hungaria Kft, Budapest	100.000%			F
BWTCR	BWT Ceska Republika s.r.o., Prague	100.000%			F
BWTUSA	BWT USA Inc., Vista/California	100.000%	100.000%	IQ	F
BWTB	BWT Belgium nv/sa, Zaventem	100.000%	100.000%	BWTD	F
GOEMAAG	GOEMA AG, Vaihingen	100.000%	100.000%	CWTAG	F
FUMA	FuMA-Tech GmbH, St. Ingbert	100.000%	100.000%	BWTD	F
ALTEK	BWT Altek A.S., Istanbul	60.000%	60.000%	BWTF	P
CPED	C.P.E.D. S.A., Paris	85.000%	85.000%	BWTF	F
CILSP	Cilit S.A., Barcelona	100.000%	100.000%	CCI	F
HTBA	Hinke Tankbau GmbH, Vöcklamarkt	100.000%	100.000%	BWTPEGA	F
KWS	Christ-Kennicott Water Technology Ltd., Wolverhampton	100.000%	100.000%	BWTPEGA	F
AE	Aqua Engineering GmbH, Mondsee	100.000%	100.000%	BWTPEGA	F
BWTPEGUS	BWT Project Engineering Inc., San Antonio	100.000%	100.000%	BWTPEGA	F
STAI	Staible Holding GmbH, Kissing	75.000%	75.000%	BWTPEGA	F
VDMD	van der Molen GmbH, Kissing	75.000%	75.000%	STAI	F
VDMNL	van der Molen International B.V., Wormerveer, NL	75.000%	75.000%	STAI	F
VDMSA	van der Molen (South Africa) Ltd., Johannesburg	75.000%	75.000%	STAI	F
VDMSI	van der Molen (Asia) Ltd., Singapore	75.000%	75.000%	STAI	F
VDMBRA	van der Molen do Brasil Ltda., Rio de Janeiro	75.000%	67.500%	STAI	F
			7.500%	VDMD	F
VDMNLPR	van der Molen Production B.V., Wormerveer, NL	75.000%	75.000%	VDMNL	F
LOESCH	Lösch Filter GmbH, D-Kempenich	100.000%	100.000%	BWTD	F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100.000%	100.000%	BWTGSTV	F
BWTF	BWT France S.A., Paris	100.000%		V	
HTBH	Hinke Hungaria Kft, Tamasi	100.000%	100.000%	HTBA	F
CWD	Christ GmbH, Stuttgart	99.160%	99.160%	CAG	F
CWF	Christ France, Paris	99.160%	99.160%	CAG	F
CWNL	Christ Holland B.V., Zoeterwoude	99.160%	99.160%	CAG	F
CWH	Christ Hungaria Kft, Budapest	75.100%			F
CWUSA	Christ Water USA, Inc.	99.160%	99.160%	CAG	F
CWSI	Christ Water Singapore Pte, Ltd., Singapur	99.160%	99.160%	CAG	F
CWN	Christ Nordic A.B., S-Malmö	83.294%	83.294%	CAG	F
TEPRO	Tepro Project Engineering GmbH, Graz	99.160%	99.160%	CAG	F
CAET	Christ Aqua Ecolife AG, Aesch	99.160%	99.160%	CAG	F
CWSH	Christ Water Technology Ltd., Shanghai	74.370%	74.370%	CAG	F
CWTAI	Christ-Uangiyh Service-Center Ltd., Taiwan	24.99%	24.99%	CAG	E

F = Full consolidation, P = Proportionate consolidation, E = Equity consolidation

Development of fixed assets at BWT Group (Appendix V.2.)

Purchase or production cost

	01.01.2001	Extended rate difference and reclassification	First-time consolidation	Additions	Disposals	31.12.2001
Concessions, rights and licenses	9,562.5	55.4	-	934.3	27.7	10,524.5
Goodwill arising from consolidation	37,073.1	-	19,711.7	-	-	56,784.8
Negative Goodwill arising from consolidation	-346.5	-	-	-	-	-346.5
Other intangible fixed assets	7,701.9	23.3	-	3,314.6	-	11,039.8
Intangible fixed assets	53,991.0	78.7	19,711.7	4,248.9	27.7	78,002.6
Land and buildings	80,766.8	287.0	-	4,513.1	6,318.3	79,248.6
Technical plant and machinery	21,4739	240.2	-	1,386.2	4.4	23,095.9
Business and commercial equipment	35,313.3	216.3	-	4,281.2	2,217.9	37,592.8
Deposits paid and assets under construction	63.3	-81.3	-	196.3	-	178.3
Assets of minor value	-	-	-	250.1	250.1	-
Tangible fixed assets	137,617.2	662.2	-	10,629.9	8,790.7	140,115.5
Participations	1,930.5	1.9	-	79.7	214.7	1,797.4
Loans	121.8	-	-	3.5	17.8	107.5
Other financial assets	18,698.0	-17.1	-	118.0	16,900.3	1,898.6
Financial assets	20,750.3	-15.2	-	201.2	17,132.8	3,803.5
TOTAL	212,358.5	725.7	19,711.7	15,077.0	25,951.2	221,921.6

Depreciation						Book value	
01.01.2001	Exchange rate difference and reclassification	First-time consolidation	Additions	Disposals	31.12.2001	31.12.2001	31.12.2000
5,046.9	5.6	-	1,334.6	25.6	6,361.5	4,163.0	4,515.6
5,519.5	-	-	3,289.3	-	8,808.8	47,976.0	31,553.6
-346.5	-	-	-	-	-346.5	-	-
1,820.7	4.9	-	624.2	-	2,449.7	8,590.0	5,881.2
12,040.7	10.5	-	5,248.0	25.6	17,273.6	60,729.0	41,950.3
18,451.4	-63.2	-	2,281.2	1,636.3	19,033.1	60,215.5	62,315.4
14,723.3	98.7	-	1,610.0	4.4	16,427.5	6,668.4	6,750.6
25,094.0	205.8	-	4,127.9	2,067.0	27,360.6	10,232.2	10,219.3
-	-	-	-	-	-	178.3	63.3
-	-	-	250.1	250.1	-	-	-
58,268.6	241.3	-	8,269.2	3,957.8	62,821.1	77,294.4	79,348.6
-	-	-	-	-	-	1,797.4	1,930.5
-	-	-	-	-	-	107.5	121.8
69.0	-17.1	-	48.7	-	100.5	1,798.1	18,629.0
69.0	-17.1	-	48.7	-	100.5	3,703.0	20,681.3
70,378,3	234.7	-	13,565.9	3,983.4	80,195.2	141,726.4	141,980.2

Auditors' report

We have examined the group accounts to 31 December 2001 compiled by BWT AG, consisting of the balance sheet as of 31 December 2001, the profit and loss account, the cash flow statement, the statement of the development of group equity and the notes for the business year from 1 January 2001 to 31 December 2001.

The structure and contents of the group accounts are the responsibility of the management. It is our task to offer an opinion on the group accounts on the basis of our examination.

The audits of certain companies included in the group accounts were carried out by other auditors. Where these subsidiaries are concerned, our report is based solely on their certification.

The examination we have carried out takes account of International Accounting Standards (IAS) drawn up by the International Federation of Accountants (IFAC). These standards call for the planning and carrying out of the group audit in such a manner that a sufficiently certain verdict may be given on whether the group accounts are free of significantly false statements. The audit uses spot-checks to evaluate the correctness of values and information contained in the group accounts. Further, it includes the examination of the accounting and valuation methods used, material estimates made by the management and an opinion on the overall content of the group accounts. It is our opinion that our examination forms a sufficiently certain basis for our verdict.

It is our opinion that the group accounts in all their material aspects, present as true and fair as possible a view of the net worth and the financial and the earnings position of the company to 31 December 2001 as well as the earnings and cash flows during the business year 1 January 2001 to 31 December 2001 in agreement with International Accounting Standards (IAS).

Austrian commercial law states that the group management report and the existence of the legal preconditions for an exemption from the compilation of group accounts according to Austrian law (para. 245a HGB - Austrian commercial code) is to be verified.

We confirm that the group management report 2001 is in keeping with the group accounts, and that the legal preconditions for the exemption from the obligation to compile group accounts according to Austrian law are fulfilled.

Salzburg, the 4th of April 2001

Deloitte & Touche Salzburg GmbH
Auditors



Mag. Brigitte Mittendorfer
(Auditor and
tax consultant)



Mag. Dr. Claudia Fritscher-Notthaft
(Auditor and
tax consultant)

Report of the Supervisory Board

During the financial year 2001, the supervisory board discharged its legal and statutory obligation and kept itself continuously informed of the position and development of the company through verbal and written reports by the executive board.

The annual accounts including the notes to the annual accounts of BWT Aktiengesellschaft to 31.12.2001 and the group accounts according to International Accounting Standards (IAS) were examined by the auditors appointed at the 11th Annual General Meeting on 23th May 2001, "Deloitte & Touche Salzburg GmbH".

The examination had the following result:

- the book-keeping and the annual accounts are in accordance with legal requirements. The accounts present as true and fair as possible a view of the net worth and the financial and the earnings position of the company. The management report is in agreement with the annual accounts.
- The group accounts in all its material aspects presents as true and fair a view as possible of the asset and financial position of the group as of 31 December 2001 as well as the earnings and cash flows of the business year beginning 1 January 2001 and ending 31 December 2001, in accordance with International Accounting Standards (IAS). The group management report is in agreement with the group accounts.

The auditors have given their unconditional approval to the accounts.

The supervisory board has approved the annual accounts of BWT Aktiengesellschaft and the group accounts to 31 December 2001 compiled by the executive board. They are hereby endorsed according to para. 125, sentence 3 of the Austrian joint stock corporation law, and it agrees with the executive board's proposal for the distribution of profits.

Vienna, the 19th of April 2002

Mag. Dr. Leopold BEDNAR
Chairman of the Supervisory Board

BWT Group: Locations

Headquarters

A-5310 Mondsee, Walter-Simmer-Str. 4
Tel. +43 6232 5011-0
Fax +43 6232 4058
E-mail : office@bwt.at
Internet: www.bwt-group.com
www.bwt.at

BWT branch offices in Austria

A-5280 Braunau, Peter-Rosegger-Weg 12
Tel. +43 7722 63264-0, Fax ext. 70
E-Mail: office.braunau@bwt.at

A-1230 Wien, Baslergasse 17
Tel. +43 1 6 98 98 98, Fax ext. 11
E-mail : office.wien@bwt.at

A-9021 Klagenfurt
Ausstellungsstraße, Messegelände
Tel./Fax +43 463 504970

A-8501 Lieboch Graz, Turmplatz 1
Tel. +43 3136 62022-0, Fax ext. 6
E-mail : office.lieboch@bwt.at

A-6020 Innsbruck, Mitterweg 25
Tel. +43 512 282576
Fax +43 512 287234-20,
E-mail : office.innsbruck@bwt.at

BWT-Standorte in Österreich

Aqua Engineering GmbH
A-5310 Mondsee, Vogelsangstraße 3
Tel. +43 6232 7722-0, Fax ext. 1710
E-mail : aqua@aqua.co.at
Internet: www.aqua-eng.com

Aqua Service GesmbH
A-5310 Mondsee, Vogelsangstraße 3
Tel. +43 6232 5011-1400, Fax ext. 1495
E-mail : office@aquaservice.at
Internet: www.aquaservice.at

ARCANA Hygienesysteme GmbH
A-1040 Wien, Prinz Eugen Straße 2
Tel. +43 1 50528810, Fax +43 1 505452319
E-mail : office@arcana.at

Hinke Tankbau GmbH
A-4870 Vöcklamarkt, Frankenburger Str. 2
Tel. +43 7682 3660-0, Fax ext. 60
E-mail : office@hinke.com
Internet: www.hinke.com

Neher Bad & Wellness Systems GmbH
A-9523 Villach-Landskron, Emailwerkstr. 25
Tel. +43 4242 41671-0, Fax ext. 6
E-mail : neher@neher.at
Internet: www.neher.at

Tepro Project Engineering
Wassertechnik Ges.m.b.H.
A-8501 Lieboch, Turmplatz 1
Tel. +43 3136 62188-0, Fax ext. 6
E-mail : office@tepro.at

CHRIST WATER TECHNOLOGY AG
A-5310 Mondsee, Walter-Simmer-Str. 4
Tel. +43 6232 5011-0
Fax +43 6232 4058
E-mail : office@bwt.at

BWT locations world-wide

GERMANY

BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestraße 7
Tel. +49 6203 73-0, Fax ext. 102
E-mail : bwt@bwt.de
Internet: www.bwt.de

Christ GmbH
D-70499 Stuttgart, Mittlerer Pfad 9
D-70471 Stuttgart, Postfach 311116
Tel. +49 711 88716-0, Fax ext. 777
E-mail : christ@christ-wasser.de
Internet: www.christ-wasser.de

FuMA-Tech GmbH
D-66386 St. Ingbert/Saar, Am Grubenstollen 11
Tel. +49 6894 9265-0, Fax ext. 99
E-mail : bb@fuma-tech.de
Internet: www.fuma-tech.de

GOEMA AG
D-71665 Vaihingen/Enz
Steinbeisstraße 41 - 43
Tel. +49 7042 910-0, Fax ext. 250
E-mail : goema@goema.de
Internet: www.goema.de

Van der Molen GmbH
D-86438 Kissing, Industriestraße 34A
Tel. +49 8233 7927-0, Fax +49 8233 20847
E-mail : VandMol@aol.com
Internet: www.van-der-molen.com

FRANCE

BWT France S.A.
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Tel. +33 1 4922-4500, Fax ext. 4545
E-mail : bwt@wanadoo.fr

Permo
F-93206 Saint-Denis Cedex
103 rue Charles Michels
Tel. +33 1 4922-4657, Fax ext. 4650
E-mail : bwt@wanadoo.fr

Cillit
F-67306 Strasbourg Cedex
5, rue Evariste Galois, ZA Mittelfeld
BP 44 Schiltigheim
Tel. +33 3 88626064, Fax +33 3 88835090
E-mail : gerard.bernhard@bwt.fr

C.P.E.D. - Centre Pilote Eau Douce S.A.
F-95210 St. Gratien
1, rue Hector Berlioz
Tel. +33 1 34175440, Fax +33 1 39891488
Internet: www.cped.fr

SWITZERLAND

Christ AG
CH-4147 Aesch, Hauptstraße 192
Tel. +41 61 755 8111, Fax +41 61 751 4485
E-mail: investor.relations@christ.ch
info@christ.ch
Internet: www.christ.ch

Christ AQUA ecolife AG
CH-4147 Aesch, Neuhofweg 53,
Postfach 127
Tel. +41 61 755 8899, Fax +41 61 755 8890
E-mail: info@christ-aqua.ch
Internet: www.christ-aqua.ch

ITALY

Cillichemie Italiana s.r.l.
I-20129 Milano, Via Plinio, 59
Tel. +39 02 2046343, Fax +39 02 201058
E-mail: cillichemie@cibemi.it
Internet: www.cillichemie.com

BELGIUM

BWT Belgium nv/sa
B-1930 Zaventem, Leuvensesteenweg 633
Tel. +32 2 7580310, Fax +32 2 7571185
E-mail: bwt@bwt.be
Internet: www.bwt.be

THE NETHERLANDS

Christ Holland B.V.
NL-2382 NA Zoeterwoude, Energieweg 5
Tel. +31 71 5899218, Fax +31 71 5897429
E-mail: sales@christ.nl
Internet: www.Christ.nl

Van der Molen Production B.V.
NL-1521 Wormerveer, Nijverheidstraat 7
NL-1520 AE Wormerveer, Postfach 241
Tel. +31 75 621-5652, Fax ext. 8812
E-mail: molennl@wxs.nl

SWEDEN

Christ Nordic AB
S-21376 Malmö, Stenoeldersgatan 2 B
Tel. +46 4031 5440, Fax +46 4031 5449
E-mail: info@christ.se

SPAIN

Cilit, S.A.
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, Silici, 71 - 73
Tel. +34 93 4740494, Fax +34 93 4744730
E-mail: cilit@cilit.com
Internet: www.cilit.com

UNITED KINGDOM

Christ-Kennicott Water Technology Ltd.
Kennicott House, Well Lane, Wednesfield
Wolverhampton WV11 1XR, UK
Tel. +44 1902 721212, Fax +44 1902 721333
E-mail: information@christwt.co.uk
Internet: www.christwt.co.uk

TURKEY

Istanbul GOEMA Treatment System Ltd.
41480 Gebze - KOCAELI/Turkiye
Gebze Organize Sanayi Bölgesi
Ihsan Dede Caddesi 400. Sokak
Tel. +90 262 7510346
Fax +90 262 7510564 - 65
E-mail: gezer@gezer.com.tr

POLAND

BWT Polska Sp. z o.o.
PL-01-304 Warszawa, ul Połczynska 116
Tel. +48 22 6652609, Fax +48 22 6649612
E-mail: bwt@bwt.pl
Internet: www.bwt.pl

CZECH REPUBLIC

BWT Česká republika, s.r.o.
Komerční zóna Praha - Průhonice
CZ-25101 Říčany, Lipová 196 - Čestlice
Tel. +42 02 72680300, Fax +42 02 72680299
E-mail: info@bwt.cz
Internet: www.bwt.cz

HUNGARY

BWT&Christ Hungária Kft.
H-2040 Budaörs, Kamaraerdei út 5
Tel. +36 23 430-480, -481, Fax ext. 482
E-mail: bwtchrist@bwtchrist.hu
Internet: www.bwtchrist.hu

Hinke Kft.
H-7090 Tamási, Szabadság út 91
Tel. +36 74 5739-61, Fax +36 74 471-745
E-mail: office@hinke.hu

USA

BWT USA Inc.
1487 Poinsettia Ave, Suite 129
Vista, CA-92083, USA
Tel. +1 760 727-6950, Fax +1 760 727-6425
E-mail: sales@bwtusa.com
Internet: www.bwtusa.com

Christ Water USA, Inc.
4018 NE 112th Avenue, Suite D 2
Vancouver WA 98682-5702 USA
Tel. +1 360 253.3440, Fax +1 360 253.3445
E-mail: cwu@christwater.com
Internet: www.christwater.com

ISRAEL

Christ AG Israel
Moshav GIMZO 26, Israel
Tel. +972 8 928 50 90, Fax +972 8 928 52 36
E-mail: christ@zahav.net.il

INDIA

Growel Goema (India) Ltd.
Akurli Road, Kandivli (East)
Mumbai - 400 101, India
Tel. +91 22 8876664, Fax +91 22 8877165 1291
E-mail: hq@growel.com

SINGAPORE

Christ Water Singapore Pte. Ltd
787602 Singapore, 25, Tagore Lane no 03 - 06
Singapore Godown
Tel. +65 6227 0239, Fax +65 6227 6760
E-mail: wiebusch@singnet.com.sg

Van der Molen Asia Pte. Ltd
049712 Singapore, Level 15
30 Cecil Street, Prudential Tower
Tel. +65 6232 2804, Fax +65 6232 2716
E-mail: vdm.asia@pacific.net.sg

TAIWAN

Christ-Uangyih Service-Center Ltd
43 Lane, 14 Alley 452
Boushan Road, Hsin Chu
Taiwan R.O.C.
Tel. +886-3-56300-55, Fax DW 77
E-mail: dchiang@christ-uangyih.com.tw

CHINA (P.R.)

Christ Water Technology (Shanghai) Co. Ltd.
No. 249 Jingming Road, Zhangjian Pudong
201204 Shanghai, P.R. China
Tel. +86 21 58 91 62 28 / 58 91 40 00
Fax +86 21 58 91 97 43
E-mail: alexzhu@chist.com.cn

SOUTH AFRICA

Van der Molen S.A. (PTY) Ltd
Johannesburg/South Africa
P.O. Box 1769, Parklands 2121
Tel. +27 11 788-0547 8, Fax +27 11 442-5932
E-mail: vdmsa@icon.co.za

BRAZIL

Van der Molen do Brasil Limitida
Rio de Janeiro, RJ 20031-141 C Brasil
Rua México 51, 3 andar
Tel. +55 21 2524-4908, Fax +55 21 2220-7115
E-mail: vdm@tropicalbr.com.br

BWT Newsletter:

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Edition and Layout:
BWT-Aktiengesellschaft

Owner, Editor and Publisher:
BWT-Aktiengesellschaft

A-5310 Mondsee, Walter-Simmer-Straße 4
Tel.: +43 6232 5011-0, Fax: +43 6232 4058

Internet:
www.bwt.at
www.aqua-systems-technologies.com
www.fumatec.com

BWT
BEST WATER TECHNOLOGY